SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Legislation September 30, 2010
Registration with the CVM does not imply anY ANALYSIS OF the company. company management is responsible for the accuracy of the information PROVIDED.

01.01 – IDENTIFICATION
1 - CVM CODE	2 – COMPANY NAME	3 - National Corporate Taxpayers' Registration Number – CNPJ
01763-9	TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21
4 – State Registration Number – NIRE
33.3.0027696-3

01.02 - HEAD OFFICE

1 - ADDRESS	2 – SUBURB OR DISTRICT
Avenida das Américas, 3434, Bloco 1 7º andar - parte	Barra da Tijuca
3 – POSTAL CODE	4 – MUNICIPALITY	5 – STATE
22640-102	Rio de Janeiro	Rio de Janeiro
6 - AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
21	4009-3742	4009-4017	-	-
11 - AREA CODE	12 – FAX	13 – FAX	14 – FAX
21	4009-3314	4009-3990	-	-
15 - E-MAIL

rtostes@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)
1 – NAME
Claudio Zezza
2 – ADDRESS	3 – SUBURB OR DISTRICT
Avenida das Américas, 3434, Bloco 1 7º andar - parte	Barra da Tijuca
3 – POSTAL CODE	4 – MUNICIPALITY	5 – STATE
22640-102	Rio de Janeiro	Rio de Janeiro
6 - AREA CODE	7 – TELEPHONE	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
21	4009-3742	4009-4017	-	-
11 - AREA CODE	12 – FAX	13 – FAX	14 – FAX
21	4009-3314	4009-3990	-	-
15 - E-MAIL

rtostes@timbrasil.com.br

01.04 - General INFORMATION/INDEPENDENT ACCOUNTANT
CURRENT YEAR	CURRENT QUARTER	PRIOR QUARTER
1 - BEGINNING	2 – END	3 - QUARTER	4 – BEGINNING	5 – END	6 – QUARTER	7 – BEGINNING	8 – END
01.01.2010	12.31.2010	3	07.01.2010	09.30.2010	2	04.01.2010	06.30.2010
9 - Independent Accountant PricewaterhouseCoopers Auditores Independentes	10 - CVM CODE 00287-9
11 – PARTNER Responsible Sérgio Eduardo Zamora	12 – INDIVIDUAL TaxpayerS’ REGISTRATION Number of THE PARTNER Responsible 107.092.038-02

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Corporate Legislation September 30, 2010
01.01 – IDENTIFICATION
1 - CVM CODE	2 - COMPANY NAME	3 – Federal Corporate Taxpayers' Registration Number – CNPJ
01763-9	TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21
01.05 - CAPITAL COMPOSITION
Number of shares	Current quarter	Prior quarter	Same quarter in prior year
(Thousand)	09.30.2010	06.30.2010	09.30.2009

Paid-up capital

1 – Common	843,281	843,281	799,925
2 – Preferred	1,632,454	1,632,454	1,548,522
3 – Total	2,475,735	2,475,735	2,348,447

Treasury stock

4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0
01.06 – CHARACTERISTICS OF THE COMPANY
1 - TYPE OF COMPANY
Commercial, industrial and other
2 – SITUATION
Operational
3 – NATURE OF OWNERSHIP
Local Private
4 – ACTIVITY CODE
1130 – Telecommunication
5 - MAIN ACTIVITY
Cellular Telecommunication Services
6 – TYPE OF CONSOLIDATION
Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT
Unqualified
01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
1 – ITEM	2 - CNPJ	3 – NAME
01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1 – ITEM	2 – EVENT	3 - DATE APPROVED	4 – AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese) FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES			Corporate Legislation September 30, 2010

01.01 – IDENTIFICATION

1 - CVM CODE		2 - COMPANY NAME		3 – Federal Corporate Taxpayers' Registration Number – CNPJ

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 – CAPITAL	4 - TOTAL CHANGE	5 – NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED	8 – SHARE PRICE ON ISSUE DATE
		(IN THOUSANDS OF REAIS)	(IN THOUSANDS OF REAIS)		(IN THOUSAND)	(IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE			2 – SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

02.01 Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	9/30/2010	6/30/2010
1	Total Assets	8,646,819	8,522,006
1.01	Current Assets	9,566	11,448
1.01.01	Cash and Cash Equivalents	8,791	10,932
1.01.01.01	Cash and Cash Equivalents	8,791	10,930
1.01.01.02	Marketable Securities	-	2
1.01.02	Receivables	-	-
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	-	-
1.01.03	Inventories	-	-
1.01.04	Other	775	516
1.01.04.01	Taxes and Contributions Recoverable	317	286
1.01.04.02	Dividends and interests on own capital receivable	-	-
1.01.04.03	Other	458	230
1.02	Non-Current Assets	8,637,253	8,510,558
1.02.01	Long-Term Assets	28,789	27,976
1.02.01.01	Sundry Receivables	8,306	8,236
1.02.01.01.01	Taxes and Contributions Recoverable	8,306	8,236
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	20,483	19,740
1.02.01.03.01	Escrow Deposits	19,980	19,303
1.02.01.03.02	Marketable Securities	503	437
1.02.02	Permanent Assets	8,608,464	8,482,582
1.02.02.01	Investments	8,604,917	8,479,035
1.02.02.01.01	Affiliates /Equivalent	-	-
1.02.02.01.02	Affiliates /Equivalent - Goodwill	-	-
1.02.02.01.03	Subsidiaries	8,604,917	8,479,035
1.02.02.01.04	Subsidiaries - Goodwill	-	-
1.02.02.01.05	Other Investments	-	-
1.02.02.02	Property, Plant and Equipment	-	-
1.02.02.03	Intangible Assets	3,547	3,547
1.02.02.04	Deferred Charges	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

02.02 Parent Company Balance Sheet - Liabilities and shareholders' equity (in thousands of Reais)

Account Code	Account Description	9/30/2010	6/30/2010
2	Total Liabilities	8,646,819	8,522,006
2.01	Current Liabilities	18,590	26,822
2.01.01	Loans and Financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	1,111	851
2.01.04	Taxes, rates and contributions	165	165
2.01.05	Dividends payable	15,159	23,711
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	2,155	2,095
2.01.08.01	Labor Obligations	73	25
2.01.08.02	Other Liabilities	2,082	2,070
2.02	Non-Current Liabilities	35,452	35,472
2.02.01	Long-Term Liabilities	35,452	35,472
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	8,605	8,625
2.02.01.03.01	Provision for Contingencies	4,012	3,969
2.02.01.03.02	Actuarial Liabilities	4,593	4,656
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	26,847	26,847
2.03	Deferred Income	-	-
2.05	Shareholders' Equity	8,592,777	8,459,712
2.05.01	Paid up Capital	8,149,096	8,149,096
2.05.02	Capital Reserves	15,569	15,569
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries/Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	166,395	158,050
2.05.04.01	Legal	122,298	122,298
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	For Unearned Income	-	-
2.05.04.05	Profit Retention	44,097	35,752
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	261,717	136,997
2.05.07	Advances for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

03.01 Parent Company - Statemets of operations (in thousands of Reais)

		Amount for Current		Amount for Prior Year	Year-to-date - prior year
		Quarter 07/01/2010 to	Year-to-Date -current year	Quarter 07/01/2009 to	01/01/2009 to
Account Code	Account Description	09/30/2010	01/01/2010 to 09/30/2010	09/30/2009	09/30/2009
3.01	Gross Revenues from Goods Sold and/or Services Rendered	-	-	-	-
3.02	Deductions from Gross Revenue	-	-	-	-
3.03	Net Operating Revenues from Goods Sold and/or Services R	-	-	-	-
3.04	Cost of Goods Sold and/or Services Rendered	-	-	-	-
3.05	Gross Income	-	-	-	-
3.06	Operating Revenues (Expenses)	124,720	261,717	59,286	(96,748)
3.06.01	Sales	-	-	-	-
3.06.02	General and Administrative	(1,527)	(3,929)	(735)	(6,199)
3.06.03	Financial	406	1,721	1,300	3,738
3.06.03.01	Financial Income	434	1,888	1,036	3,597
3.06.03.02	Financial Expenses	(28)	(167)	264	141
3.06.04	Other Operating Revenues	4	26	504	1,818
3.06.05	Other Operating Expenses	(45)	(49)	251	(507)
3.06.06	Equity Pick Up	125,882	263,948	57,966	(95,598)
3.07	Operating Income (Loss)	124,720	261,717	59,286	(96,748)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income (Loss) Before Taxes /Profit Sharing	124,720	261,717	59,286	(96,748)
3.10	Income Tax and Social Contribution	-	-	1,525	(1,702)
3.11	Deferred Income Tax	-	-	-	-
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on own capital	-	-	-	-
3.15	Profit (Loss) for the Period	124,720	261,717	60,811	(98,450)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

03.01 Parent Company - Statemets of operations (in thousands of Reais)

		Amount for Current		Amount for Prior Year	Year-to-date - prior year
		Quarter 07/01/2010 to	Year-to-Date -current year	Quarter 07/01/2009 to	01/01/2009 to
Account Code	Account Description	09/30/2010	01/01/2010 to 09/30/2010	09/30/2009	09/30/2009
	NUMBER OF SHARES, EXCEPT TREASURY (Thousands)	2,475,735	2,475,735	2,348,447	2,348,447
	NET INCOME PER SHARE (REAIS)	0.05038	0.10571	0.02589
	LOSS PER SHARE (REAIS)				(0.04192)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

04.01 PARENT COMPANY CASHFLOW STATEMETS - INDIRECT METHOD (in thousands of Reais)

		Amount for Current	Year-to-Date -current	Amount for Prior Year	Year-to-date - prior year
		Quarter 07/01/2010 to	year 01/01/2010 to	Quarter 07/01/2009 to	01/01/2009 to
Account Code	Account Description	09/30/2010	09/30/2010	09/30/2009	09/30/2009
4.01	Net cash and cash equivalents generated (used) by op	(2,104)	172,766	(8,182)	161,929
4.01.01	Cash and cash equivalents generated by operating act	(1,523)	(3,822)	2,144	(6,013)
4.01.01.01	Profit (Loss) for the period	124,720	261,717	60,811	(98,450)
4.01.01.02	Equity pick up	(125,883)	(263,949)	(57,966)	95,598
4.01.01.03	Actuarial liabilities	(63)	(189)	(62)	(196)
4.01.01.04	Monet. rest., oblig. discount asset, DJ, cont.	(62)	(65)	276	142
4.01.01.05	Interest on marketable securities	(235)	(1,336)	(915)	(3,107)
4.01.02	Variations in assets and liabilities	(581)	176,588	(10,326)	167,942
4.01.02.01	Taxes and contributions recoverable	(102)	(288)	(208)	(814)
4.01.02.02	Dividends	-	190,000	-	174,722
4.01.02.03	Escrow Deposits	(630)	(8,291)	271	653
4.01.02.04	Other current and non-current assets	(228)	(323)	(9)	13
4.01.02.05	Labor obligations	48	24	4	1
4.01.02.06	Suppliers - trade payable	260	(4,707)	(1,442)	(543)
4.01.02.07	Taxes, rates and contributions	(1)	151	2	(1)
4.01.02.08	Provision for contingencies	58	21	(4,805)	(1,969)
4.01.02.09	Other current and non-current assets liabilities	14	1	(4,139)	(4,120)
4.01.03	Others	-	-	-	-
4.02	Net cash and cash equivalents generated by investmen	171	1,215	1,425	7,040
4.02.01	Marketable securities	171	1,215	1,425	7,040
4.03	Net cash and cash equivalents generated (used) by fin	(206)	(201,148)	(13)	(168,010)
4.03.01	Dividends paid	(206)	(201,148)	(13)	(168,010)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	(2,139)	(27,167)	(6,770)	959
4.05.01	Beginning cash and cash equivalents balance	10,930	35,958	43,697	35,968
4.05.02	Ending cash and cash equivalents balance	8,791	8,791	36,927	36,927

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

05.01 PARENT COMPANY STATEMETS OF CHANGES IN SHAREHOLDERS'EQUITY FROM 07/01/2010 a 09/30/2010 (in thousands of Reais)

		Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
Account Code	Account Description
5.01	Beginning balance	8,149,096	15,569	-	158,050	136,997	-	8,459,712
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	8,149,096	15,569	-	158,050	136,997	-	8,459,712
5.04	Income (loss) for the period	-	-	-	-	124,720	-	124,720
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	8,345	-	-	8,345
5.12.01	Dividends and interest of own capital recorded on equity	-	-	-	8,345	-	-	8,345
5.13	Ending balance	8,149,096	15,569	-	166,395	261,717	-	8,592,777

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

05.02 PARENT COMPANY STATEMETS OF CHANGES IN SHAREHOLDERS'EQUITY FROM 01/01/2010 a 09/30/2010 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.04	Income (loss) for the period	-	-	-	-	261,717	-	261,717
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	8,345	-	-	8,345
5.12.01	Dividends and interest of own capital recorded on equity	-	-	-	8,345	-	-	8,345
5.13	Ending balance	8,149,096	15,569	-	166,395	261,717	-	8,592,777

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

08.01 CONSOLIDATED BALANCE SHEET ASSETS (in thousands of Reais)

Account Code	Account Description	9/30/2010	6/30/2010
1	Total Assets	15,841,470	16,589,558
1.01	Current Assets	5,566,170	6,113,448
1.01.01	Cash and Cash Equivalents	1,369,125	1,703,437
1.01.01.01	Cash and Cash Equivalents	1,353,836	1,686,980
1.01.01.02	Marketable Securities	15,289	16,457
1.01.02	Receivables	2,690,308	2,649,504
1.01.02.01	Trade Accounts Receivable	-	-
1.01.02.02	Sundry Receivables	2,690,308	2,649,504
1.01.02.02.01	Accounts Receivable	2,690,308	2,649,504
1.01.03	Inventories	222,709	227,941
1.01.04	Other	1,284,028	1,532,566
1.01.04.01	Taxes and Contributions Recoverable	894,204	898,433
1.01.04.02	Deferred Income Tax and Social Contribution	14,704	16,211
1.01.04.03	Prepaid Expenses	284,330	476,752
1.01.04.04	Operations with derivatives	6,967	57,452
1.01.04.05	Other assets	83,823	83,718
1.02	Non-Current Assets	10,275,300	10,476,110
1.02.01	Long-Term Assets	902,506	891,552
1.02.01.01	Sundry Receivables	481,357	480,787
1.02.01.01.01	Trade Accounts Receivable	28,862	30,065
1.02.01.01.02	Taxes and Contributions Recoverable	295,217	269,419
1.02.01.01.03	Deferred Income Tax and Social Contribution	157,278	181,303
1.02.01.02	Intercompany Receivables	-	-
1.02.01.02.01	Affiliates and Equivalent	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other Related Parties	-	-
1.02.01.03	Other	421,149	410,765
1.02.01.03.01	Escrow Deposits	347,873	334,499
1.02.01.03.02	Marketable Securities	17,442	16,641
1.02.01.03.03	Prepaid Expenses	15,268	15,869
1.02.01.03.04	Operations with derivatives	22,815	31,822
1.02.01.03.05	Other assets	17,751	11,934
1.02.02	Permanent Assets	9,372,794	9,584,558
1.02.02.01	Investments	-	-
1.02.02.01.01	Affiliates/Equivalent	-	-
1.02.02.01.02	Subsidiaries	-	-
1.02.02.01.03	Other investments	-	-
1.02.02.02	Property, Plant and Equipment	5,063,823	5,136,565
1.02.02.03	Intangible Assets	4,226,529	4,356,039
1.02.02.04	Deferred Charges	82,442	91,954

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

08.02 CONSOLIDATED BALANCE SHEET LIABILITIES (in thousands of Reais)

Account Code	Account Description	9/30/2010	6/30/2010
2	Total Liabilities	15,841,470	16,589,558
2.01	Current Liabilities	3,999,723	4,752,642
2.01.01	Loans and Financing	926,216	1,596,944
2.01.02	Debentures	-	-
2.01.03	Suppliers - Trade Payable	2,107,670	2,241,615
2.01.04	Taxes, rates and contributions	671,103	601,989
2.01.05	Dividends payable	15,159	23,711
2.01.06	Provisions	-	-
2.01.07	Intercompany Payables	-	-
2.01.08	Other	279,575	288,383
2.01.08.01	Operations with derivatives	1,872	51,514
2.01.08.02	Labor obligations	132,397	117,311
2.01.08.03	Other liabilities	145,306	119,558
2.02	Non-Current Liabilities	3,254,622	3,382,856
2.02.01	Long-Term Liabilities	3,254,622	3,382,856
2.02.01.01	Loans and Financing	2,414,644	2,556,475
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	176,362	217,097
2.02.01.03.01	Provision for Contingencies	169,024	209,696
2.02.01.03.02	Actuarial liabilities	7,338	7,401
2.02.01.04	Intercompany Payables	-	-
2.02.01.05	Advances for Future Capital Increase	-	-
2.02.01.06	Other	663,616	609,284
2.02.01.06.01	Operations with derivatives	135,459	108,118
2.02.01.06.02	Assets retirement obligation	259,171	252,865
2.02.01.06.03	Taxes, rates and contributions	197,763	198,696
2.02.01.06.04	Other liabilities	71,223	49,605
2.03	Deferred Income	-	-
2.04	Minority Interest	-	-
2.05	Shareholders' Equity	8,587,125	8,454,060
2.05.01	Paid up Capital	8,149,096	8,149,096
2.05.02	Capital Reserves	15,569	15,569
2.05.03	Revaluation Reserve	-	-
2.05.03.01	Own Assets	-	-
2.05.03.02	Subsidiaries /Affiliates and Equivalent	-	-
2.05.04	Revenue Reserves	166,395	158,050
2.05.04.01	Legal	122,298	122,298
2.05.04.02	Statutory	-	-
2.05.04.03	For Contingencies	-	-
2.05.04.04	Unearned Income	-	-
2.05.04.05	Profit Retention	44,097	35,752
2.05.04.06	Special for Undistributed Dividends	-	-
2.05.04.07	Other Revenue Reserves	-	-
2.05.05	Equity Valuation Adjustments	-	-
2.05.05.01	Marketable Securities Adjustments	-	-
2.05.05.02	Accumulated Translation Adjustments	-	-
2.05.05.03	Business Combination Adjustments	-	-
2.05.06	Accumulated Income (Loss)	256,065	131,345
2.05.07	Advances for Future Capital Increase	-	-

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

09.01 CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

		Amount for Current		Amount for Prior Year	Year-to-date - prior year
		Quarter 07/01/2010 to	Year-to-Date -current year	Quarter 07/01/2009 to	01/01/2009 to
Account Code	Account Description	09/30/2010	01/01/2010 to 09/30/2010	09/30/2009	09/30/2009
3.01	Gross Revenues from Goods Sold and/or Services Rendered	5,173,492	14,756,760	4,573,380	13,346,508
3.02	Deductions from Gross Revenue	(1,525,469)	(4,308,553)	(1,290,100)	(3,693,108)
3.03	Net Operating Revenues from Goods Sold and/or Services Rendered	3,648,023	10,448,207	3,283,280	9,653,400
3.04	Cost of Goods Sold and/or Services Rendered	(1,878,115)	(5,392,515)	(1,683,126)	(5,127,150)
3.05	Gross Income	1,769,908	5,055,692	1,600,154	4,526,250
3.06	Operating Revenues (Expenses)	(1,574,586)	(4,639,420)	(1,566,922)	(4,571,394)
3.06.01	Sales	(1,174,645)	(3,364,622)	(1,158,235)	(3,278,597)
3.06.02	General and Administrative	(257,049)	(783,504)	(259,131)	(809,032)
3.06.03	Financial	(61,450)	(197,259)	(61,866)	(197,036)
3.06.03.01	Financial Income	122,612	574,702	161,937	668,410
3.06.03.02	Financial Expenses	(184,062)	(771,961)	(223,803)	(865,446)
3.06.04	Other Operating Revenues	29,987	54,766	33,714	64,560
3.06.05	Other Operating Expenses	(111,429)	(348,801)	(121,404)	(351,289)
3.06.06	Equity Pick Up	-	-	-	-
3.07	Operating Income (Loss)	195,322	416,272	33,232	(45,144)
3.08	Non-operating Result	-	-	-	-
3.08.01	Revenues	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income (Loss) before taxes /profit sharing	195,322	416,272	33,232	(45,144)
3.10	Income Tax and Social Contribution	(45,070)	(102,594)	40,609	(18,326)
3.11	Deferred Income Tax	(25,532)	(57,613)	(13,030)	(34,980)
3.12	Profit Sharing /Statutory Contributions	-	-	-	-
3.12.01	Profit Sharing	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interests on own capital	-	-	-	-
3.14	Minority Interest	-	-	-	-
3.15	Profit (Loss) for the Period	124,720	256,065	60,811	(98,450)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

09.01 CONSOLIDATED STATEMENTS OF INCOME (in thousands of Reais)

		Amount for Current		Amount for Prior Year	Year-to-date - prior year
		Quarter 07/01/2010 to	Year-to-Date -current year	Quarter 07/01/2009 to	01/01/2009 to
Account Code	Account Description	09/30/2010	01/01/2010 to 09/30/2010	09/30/2009	09/30/2009
	NUMBER OF SHARES, EXCEPT TREASURY (Thousands)	2,475,735	2,475,735	2,348,447	2,348,447
	NET INCOME PER SHARE (REAIS)	0.05038	0.10343	0.02589
	LOSS PER SHARE (REAIS)				(0.04192)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

10.01 CONSOLIDATED CASHFLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

		Amount for Current		Amount for Prior Year
		Quarter 07/01/2010 to	Year-to-Date -current year	Quarter 07/01/2009 to	Year-to-date - prior year
Account Code	Account Description	09/30/2010	01/01/2010 to 09/30/2010	09/30/2009	01/01/2009 to 09/30/2009
4.01	Net cash and cash equivalents generated (used) by operating activities	927,133	1,447,446	764,429	1,066,424
4.01.01	Cash and cash equivalents generated by operating activities	948,201	2,784,742	909,034	2,455,149
4.01.01.01	Profit (Loss) for the period	124,720	256,065	60,811	(98,450)
4.01.01.02	Depreciation and amortization	667,219	2,006,904	663,685	1,952,357
4.01.01.03	Deferred income tax and social contribution	25,532	57,613	13,030	34,980
4.01.01.04	Actuarial obligation	(63)	(189)	(62)	(196)
4.01.01.05	Loss and disposal of fixed assets	4,125	9,305	7,035	12,217
4.01.01.06	Monet. rest., oblig. discount asset, DJ, cont.	(5,169)	3,840	(17,452)	(6,135)
4.01.01.07	Interest and monetary and exchange variation on loans	95,419	298,640	94,715	259,347
4.01.01.08	Interest on marketable securities	(32,979)	(99,918)	(12,281)	(38,926)
4.01.01.09	Allowance for doubtful accounts	69,397	252,482	99,553	339,955
4.01.02	Variations in assets and liabilities	(21,068)	(1,337,296)	(144,605)	(1,388,725)
4.01.02.01	Accounts receivable - trade receivable	(108,999)	(450,241)	(58,223)	(133,409)
4.01.02.02	Taxes and contributions recoverable	(21,569)	(61,530)	(87,928)	(147,058)
4.01.02.03	Inventories	5,233	183,725	41,666	151,031
4.01.02.04	Prepaid expenses	193,023	(51,481)	87,927	(171,146)
4.01.02.05	Escrow Deposits	(9,906)	(112,302)	(14,944)	(28,054)
4.01.02.06	Other current and non-current assets	(2,925)	17,963	(20,906)	(16,978)
4.01.02.07	Labor obligations	15,086	25,586	257	8,221
4.01.02.08	Suppliers - trade payable	(171,492)	(1,013,601)	(5,579)	(931,047)
4.01.02.09	Taxes, rates and contributions	68,180	115,620	(33,246)	(55,035)
4.01.02.10	Provision for contingencies	(35,062)	(39,304)	(48,007)	(50,629)
4.01.02.11	Other current and non-current assets liabilities	47,363	48,269	(5,622)	(14,621)
4.01.03	Other	-	-	-	-
4.02	Net cash and cash equivalents generated (used) by investment activities	(389,285)	(1,212,249)	(318,742)	(1,504,769)
4.02.01	Marketable securities	33,346	229,899	4,894	44,470
4.02.02	Additions to property, plant and equipment and intangibles	(423,211)	(1,443,718)	(324,174)	(1,550,643)
4.02.03	Property, plant and equipment sold	580	1,570	538	1,404
4.03	Net cash and cash equivalents generated (used) by financing activities	(870,992)	(1,294,393)	(264,574)	(149,056)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

10.01 CONSOLIDATED CASHFLOW STATEMENTS - INDIRECT METHOD (in thousands of Reais)

		Amount for Current		Amount for Prior Year
		Quarter 07/01/2010 to	Year-to-Date -current year	Quarter 07/01/2009 to	Year-to-date - prior year
Account Code	Account Description	09/30/2010	01/01/2010 to 09/30/2010	09/30/2009	01/01/2009 to 09/30/2009
4.03.01	New loans	200,000	433,347	403,814	1,012,811
4.03.02	Loans amortization	(1,070,785)	(1,526,592)	(668,376)	(993,857)
4.03.03	Dividends paid	(207)	(201,148)	(12)	(168,010)
4.04	Exchange variation on cash and cash equivalents	-	-	-	-
4.05	Increase (decrease) on cash and cash equivalents	(333,144)	(1,059,196)	181,113	(587,401)
4.05.01	Beginning cash and cash equivalents balance	1,686,980	2,413,032	763,029	1,531,543
4.05.02	Ending cash and cash equivalents balance	1,353,836	1,353,836	944,142	944,142

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

11.01 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 07/01/2010 a 09/30/2010 (in thousands of Reais)

		Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
Account Code	Account Description
5.01	Beginning balance	8,149,096	15,569	-	158,050	131,345	-	8,454,060
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	8,149,096	15,569	-	158,050	131,345	-	8,454,060
5.04	Income (loss) for the period	-	-	-	-	124,720	-	124,720
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	interests on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	8,345	-	-	8,345
5.12.01	Dividends and interest of own capital recorded on equity	-	-	-	8,345	-	-	8,345
5.13	Ending balance	8,149,096	15,569	-	166,395	256,065	-	8,587,125

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

11.02 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FROM 01/01/2010 a 09/30/2010 (in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revaluation Reserves	Revenues Reserves	Retained Losses	Equity Valuation Adjustments	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Adjusted balance	8,149,096	15,569	-	158,050	-	-	8,322,715
5.04	Income (loss) for the period	-	-	-	-	256,065	-	256,065
5.05	Allocations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest on Own Capital	-	-	-	-	-	-	-
5.05.03	Other Allocations	-	-	-	-	-	-	-
5.06	Realization of Income Reserves	-	-	-	-	-	-	-
5.07	Equity Valuation Adjustments	-	-	-	-	-	-	-
5.07.01	Marketable Securities Adjustments	-	-	-	-	-	-	-
5.07.02	Accumulated Translation Adjustments	-	-	-	-	-	-	-
5.07.03	Business Combination Adjustments	-	-	-	-	-	-	-
5.08	Capital increase (decrease)	-	-	-	-	-	-	-
5.09	Constitution/Realization of Capital Reserves	-	-	-	-	-	-	-
5.10	Treasury Stock	-	-	-	-	-	-	-
5.11	Other Capital Transactions	-	-	-	-	-	-	-
5.12	Other	-	-	-	8,345	-	-	8,345
5.12.01	Dividends and interest of own capital recorded on equity	-	-	-	8,345	-	-	8,345
5.13	Ending balance	8,149,096	15,569	-	166,395	256,065	-	8,587,125

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION

September 30, 2010

(In thousands of Reais, unless otherwise stated)

1.      Operations

TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly held company controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) – a Telecom Italia Group company, which holds 77.14% of its voting capital and 66.27% of its total capital.

The Company’s main operations comprise the control of companies operating telecommunication services, especially personal mobile and land line telephone services in its concession areas.

The Company fully owns the capital of TIM Celular S.A. (“TIM Celular”) and Intelig Telecomunicações Ltda. (“Intelig”). TIM Celular and Intelig operate as providers of Switched Fixed Telephone Service (locally STFC) of the following types: Local, Domestic Long Distance and International Long Distance in every Brazilian state. Additionally Tim Celular operates as a provider of Multimedia Communication Service (locally, SCM) and also as provider of Personal Mobile Service (locally SMP) in every Brazilian state.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The authorization for operation of SMP STFC is valid for an indefinite period.

The authorizations for use of radio frequency granted to Tim Celular expire as follows:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Terms of authorization

Expiration Date

Radio-frequencies
800MHz, 900 MHz and 1,800 MHz

Radio-frequencies
1900 /2100 MHz (3G)

1. Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo

March, 2016

April, 2023

2. Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

March, 2016

April, 2023

3. São Paulo

March, 2016

April, 2023

4. Paraná (except the municipalities of Londrina and Tamarana)

September, 2022

April, 2023

5. Santa Catarina

September, 2023

April, 2023

6. Municipality and region of Pelotas in the state of Rio Grande do Sul

April, 2024

April, 2023

7. Pernambuco

May, 2024

April, 2023

8. Ceará

November, 2023

April, 2023

9. Paraíba

December, 2023

April, 2023

10. Rio Grande do Norte

December, 2023

April, 2023

11. Alagoas

December, 2023

April, 2023

12. Piauí

March, 2024

April, 2023

13. Minas Gerais (except the municipalities of Triângulo Mineiro for 3G radio frequencies)

April, 2013

April, 2023

14. Bahia and Sergipe

August, 2012

April, 2023

2.    Corporate restructuring

   Acquisition of HOLDCO/Intelig

On April 16, 2009, at a meeting of the Board of Directors, the Company entered into a Merger Agreement with its controlling shareholder, TIM Brasil and JVCO Participações Ltda. (“JVCO”), with Docas Investimentos S.A. as intervening party, in order to acquire the indirect control of Intelig. This acquisition would occur through the merger into the Company of HOLDCO Participações Ltda. (“HOLDCO”), a company controlled by JVCO, and which in turn, would control, following the conclusion of the merger, 100% of the share capital of Intelig.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

ANATEL – the Brazilian Telecommunications Agency - by means of Act No. 4634, of August 11, 2009, published in the DOU (Federal Official Gazette) on August 14, 2009, gave its approval to the merger hereby presented, and also granted a period of eighteen (18) months for the elimination of the geographical overlapping of Switched Fixed Telephone Service (STFC) concessions held by TIM Celular and Intelig, in light of the combination between the two as a result of the aforementioned Merger.

At December 30, 2009, during the Special Shareholders Meeting, the shareholders of TIM Participações approved the merger of Holdco Participações Ltda., an entity that held 100% of the share capital of Intelig, into TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares (43,356,672 common shares and 83,931,352 preferred shares) with a book value of R$516,725, in the name of JVCO.

This merger was stated at the book value of HOLDCO shareholders’ equity, or R$516,725, as of November 30, 2009, when the company also started to consolidate the income of HOLDCO and its subsidiary, Intelig.

Thus, TIM Participações became the controlling shareholder of Intelig, a company which held specific authorizations to render private fixed communication services with operations in the whole country, operating predominantly in the market for local, long distance and international calls and data transmission. Intelig shareholders’ equity as of the date of the merger, or November 30, 2009, was R$517,128.

The merger of HOLDCO has strategic and operational relevance for the Company, and its primary purpose is to enhance and enlarge the supply of services, as well as optimize available resources through synergy gains across its operations, since the two entities hold complementary networks. Intelig has a strong network of fiber optics in the metropolitan areas of the largest cities of Brazil as well as its own extensive backbone. This combination of own infrastructure will make it possible to improve the competitive positioning of the company, mainly in the corporate segment, and the provision of data transmission, which will also help the company generate savings with the costs of rental of means and the acceleration of the 3G network development.

3 Basis for preparation of Quarterly Information

   a. Preparation and disclosure criteria

The  Quarterly Information was prepared in accordance with the accounting practices adopted in Brazil (“BR GAAP”), based on the Brazilian Corporate Law and CVM standards and

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

procedures, including the new provisions introduced, amended and revoked by Law 11,638, of December 28, 2007, and Law 11,941, of May 27, 2009, the standards applicable to public telecommunication service concessionaires/authorized companies, and the accounting pronouncements issued by the Committee on Accounting Pronouncements (“CPC”) up to December 31, 2008, in accordance with the accounting practices effective for the fiscal year ended December 31, 2009.

The Company still has Level II American Depositary Receipts traded on the New York Stock Exchange-USA. Consequently, the Company is subject to the rules of the Securities and Exchange Commission (“SEC”). In order to meet its market needs, it is the Company’s principle to disclose information prepared in accordance with BR GAAP in Reais in the two markets, in Portuguese and in English.

b. Recent Accounting Pronouncements

Continuing the process of convergence with the international accounting standards, various accounting pronouncements in line with the international accounting standards (IFRS) of IASB – International Accounting Standards Board were issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities Commission in 2009. Such pronouncements will be adopted in 2010 and applied retroactively for comparison purposes. The company is concluding the preparation of the opening balance sheet as of January 1, 2009, and processing the corresponding quarterly information regarding the quarters of 2010 and 2009.

The company presents below the principal pronouncements that may impact its financial statements. Such impacts are still being analyzed by the company and the external auditors.

-         CPC Pronouncement No. 15 – Business Combination, approved by CVM Resolution No. 580. In 2010, the company’s management will analyze the impacts from business combinations performed through the exchange of shares held by minority shareholders, or acquisition of/merger into HOLDCO/Intelig;

-         CPC Pronouncement No. 20 – Funding costs approved by CVM Resolution No. 577. The management understands that such Resolution may not generate relevant effects on the financial statements, considering that the company had already adopted this practice, as set forth in Note No. 19.

-         CPC Pronouncement No. 23 – Accounting Policies, Changes in Estimates and Correction of Errors. This pronouncement was approved by CVM Resolution No. 592, of September 16, 2009, whose purpose is to define the criteria for selecting and altering accounting practices, and establishing the parameters for accounting handling and disclosure of the changes in policies, accounting estimates and corrections of errors;

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

-         CPC Pronouncement No. 26 – Presentation of the Accounting Statements, approved by CVM Resolution No. 595. The management understands that the adoption of this pronouncement will not affect the balances of the financial statements, except for some items related to their presentation. The most relevant change is likely to involve the preparation of comprehensive income statements;

-         CPC Pronouncement No. 27 – Property, Plant and Equipment, approved by CVM Resolution No. 583 and ICPC Technical Interpretation No. 10, approved by CVM Resolution No. 619, of December 22, 2009. The management will conclude the review of the useful life of its assets in 2010, although relevant effects on the financial statements are not expected;

-         CPC Pronouncement No. 30 – Revenues, approved by CVM Resolution No. 597. The management understands that the only relevant effect on the financial statements will be the presentation of net revenues;

-         CPC Pronouncement No. 32 – Taxes on Income, approved by CVM Resolution No. 599, of September 16, 2009, which sets forth the accounting handling of all taxes on income;

-         CPC Pronouncement No. 37 – Initial Adoption of the International Accounting Standards, approved by CVM Resolution No. 609, of December 22, 2009. The company is analyzing the exemptions/exceptions provided for in this norm and which should be applied upon the transition to International Financial Reporting Standards;

-         CPC Pronouncement No. 43 – Initial Adoption of CPC Technical Pronouncements No. 15 to 40, approved by CVM Resolution No. 610, of December 22, 2009;

-         ICPC Technical Interpretation 08, approved by CVM Resolution No. 601, of October 7, 2009, which deals with the recording of the proposed payment of dividends. The effect of applying this ICPC will be the recognition of the amount of mandatory minimum dividends, as provided for in Note 25;

-         ICPC Technical Interpretation No. 09, approved by CVM Resolution No. 618, of December 22, 2009, whose purpose is to clarify the issues related to the application of CPC Technical Pronouncements Nos. 15, 18, 19, 35 and 36, about the preparation of individual and separate accounting statements, consolidated statements and the application of the equity pick-up method, especially, regarding the preparation of the consolidated accounting statements;

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

-         ICPC Technical Interpretation No. 12, approved by CVM Resolution No. 621, of December 22, 2009, whose purpose is to clarify the issues relating to the changes in liabilities due to decommissioning, restoration and other similar liabilities.

Through Resolution No. 626 dated March 31, 2010, the CVM has permitted companies to adopt  the above mentioned pronouncements in advance. On September 30, 2010, the Company decided not to adopt these pronouncements in advance. Such pronouncements will be adopted by the Company as of December 31, 2010, compared to 2009. Since the Company’s analyses of these pronouncements are still in progress, it was not possible to estimate the possible impacts of these pronouncements on shareholders’ equity and net income.

c.   Consolidated Quarterly Information

The consolidated Quarterly Information includes the consolidated assets, liabilities and the results of the Company and its subsidiaries, TIM Celular and Intelig, respectively, as follows:

	% Interest
	09/2010	06/2010
	Direct	Direct

TIM Celular	100.00	100.00
Intelig	100.00	100.00

The Quarterly Information for consolidated subsidiaries coincides with that of the parent company and the accounting practices were consistently applied in the consolidated companies, being consistent with those used in the previous period.

The principal consolidation procedures are as follows:

I.          Elimination of the balances of the asset and liability accounts between the consolidated companies;

II.       Elimination of investment in the capital, reserves and retained earnings of the subsidiaries.

III.     Elimination of the balance of revenues and expenses resulting from business transactions between the consolidated companies

The reconciliation of the differences between the results of the parent company and the consolidated companies in the quarter is shown as follows:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

09/2010 Restated

Parent Company	261,717

Elimination of costs of services rendered between subsidiaries	(5,652)

Consolidated	256,065

4.    Summary of the main accounting practices

a.       Cash and cash equivalents

All highly-liquid short term investments whose original maturity date for the company is up to 90 days from the balance sheet date are considered as cash and cash equivalents.

b.      Financial investments

Financial investments maturing within more than three months from balance sheet date are recorded at fair value, as current and noncurrent assets, on the balance sheet date.

c.       Financial Instruments

The financial instruments are only recognized from the date the Company and its subsidiaries become part of the financial instrument contracts. Upon being recognized, they are initially recorded at fair value plus the transaction costs directly attributable to acquisition. An exception occurs in the case of financial assets and liabilities stated at fair value through income, where such costs are directly charged to income for the year.

Subsequently they are measured at each balance sheet date, in accordance with the rules applicable to each classification of financial assets and liabilities.

c.1)   Financial assets: the principal financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents, short-term investments, unrealized gains from derivative transactions and trade receivables. The following assets are classified under the categories below, according to the purpose for which they were acquired or issued.

(i)       Financial assets shown at fair value through income: this category includes financial assets held for trading, and those initially stated at fair value through Income. If their original purpose is short-term sale or repurchase, they are classified as items held for trading. Derivatives are also classified as held for trading. At each balance sheet date they are measured at their fair value; the interest, monetary restatement, exchange variation and variations arising from measurement at fair value are recognized in income as incurred under financial revenues or expenses.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

(ii)     Loans and receivables: these are non-derivative instruments with fixed or determinable payments, though not quoted in an active market. Upon initial recognition, they are measured at the amortized cost, according to the effective interest rate method. The interest rate, monetary restatement and exchange variation less, where applicable, impairment, are recognized in income as incurred, under financial revenues or expenses. These assets are substantially represented in the items “Accounts receivable” (Note 4.d) and “Allowance for doubtful accounts” (Note 4.e).

c.2)   Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, unrealized losses from derivative transactions and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i)       Financial liabilities measured at fair value through income: these are financial liabilities usually traded before maturity, liabilities usually measured at fair value through income upon initial recognition and derivatives. At each balance sheet date they are measured at their fair value. The interest rate, monetary restatement, exchange variation and variations arising valuation at fair value, where applicable, are recognized in income as incurred as financial revenues and expenses.

(ii) Financial liabilities not measured at fair value: these are non-derivative financial liabilities not usually traded before maturity. Upon initial recognition they are measured at the amortized cost, according to the effective interest rate method. The interest rate, monetary restatement, exchange variation and variations arising from valuation at fair value, where applicable, are recognized to income as incurred as financial revenues and expenses.

d.      Accounts receivable

Accounts receivable from telecommunications service customers are calculated at the rate ruling on the date of service rendering, and also include credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

e.       Allowance for doubtful accounts

The allowance for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover eventual losses on receivables. The expense for the allowance for doubtful accounts  is recorded in the selling expenses group.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

f.       Inventories

Inventories are stated at the average acquisition cost. A provision is recognized to adjust the cost of phone sets and accessories to net realizable value.

g.       Prepaid expenses

The contribution to the Telecommunications Inspection Fund (FISTEL), which is booked as a prepaid expense, corresponds to the annual fee for inspection of operations and is based on the number of authorized stations in operation, as well as the total base of mobile numbers at the end of the previous calendar year. This tax is paid in the first quarter of each year and is amortized to expense throughout the year.

Other prepaid expenses are shown at the amount actually disbursed and not yet incurred and are recorded in expense as they occur.

The Company offers subsidies on the sale of handsets and mini-modems for post-paid clients, as formalized by the contracts themselves. Such subsidies are amortized using the straight-line method over the minimum period of the service agreement entered into by clients (12 months). The exit penalties for clients who cancel their subscriptions or migrate to a pre-paid system prior to the end of the contract are invariably greater than the subsidy granted on the sales of phone sets and mini modems.

h.      Investments

The investments in subsidiaries are valued at the equity method.

i.        Property, plant and equipment

Property, plant and equipment are shown at acquisition and/or construction cost, net of accumulated depreciation, which is calculated by the straight-line method over the useful life of assets involved. Any repair and maintenance costs incurred, representing improvements, higher capacity or longer useful life, are capitalized, whereas the others are charged to income.

Interest and financial charges on financing to be invested in work in progress (assets and facilities in progress) are capitalized up until when they come into operation, and depreciation is based on the useful life of these assets.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The estimated costs to be incurred on disassembly of towers and equipment at leased sites are capitalized and depreciated over the useful lives of these assets.

Company management examines, on an annual basis, possible impairment of property, plant and equipment or whenever events or changes in circumstances indicate that the book value of an asset or group of assets may not be recovered, based on discounted future cash flows. The examinations are conducted through the lowest assets group level to which management is capable of attributing future identifiable cash flows. The Company analyzes the net book value of the assets and adjusts it when the sum of the expected future cash flows is less than the net book value. These examinations did not identify the need to recognize any impairment loss.

j.        Intangible assets

Intangible assets reflect: (i) the purchase of authorizations and radio frequency band licensing, shown at the acquisition cost; (ii) goodwill and (iii) software in use and/or under development.

The amortization expenses are calculated by the straight-line method over the useful life of assets, as follows: five years for software and fifteen years for radio frequency bands and authorizations. Goodwill was amortized up to December 2008 in accordance with a useful life of 10 years, with no amortization recorded as from January 1, 2009. From that date on, the company performs an annual analysis of  possible  impairment of the intangible assets, as provided for in item (i) herein.

The estimated useful lives of intangible assets are regularly reviewed in order to reflect technological changes.

TIM Celular’s goodwill was based on future profitability estimates and is subject to periodic impairment reviews.

k.      Deferred assets

Deferred assets include pre-operating expenses and financial costs from the working capital needed in pre-operating phases of the subsidiaries, amortized within 10 years as from commencement of operations.

As provided for in Law 11638/07, the company interrupted pre-operating expenses and their respective financial costs regarding the pre-operating phase as from December 31, 2008, and the balance remaining at this date is being amortized in accordance with the useful life of the assets.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

l.        Liabilities

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may probably require disbursement of economic resources. Some liabilities involve uncertainties concerning term and value, and are estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of the related risks.

m.     Income and social contribution taxes

The provision for income and social contribution taxes is calculated in accordance with the legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus a 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution tax is calculated at 9% on taxable income.

Prepaid or offset table amounts are shown as current or noncurrent assets, depending on the expected of realization.

The deferred income and social contribution taxes on accumulated tax losses and temporary differences are evaluated based on the expected taxable income generation in the future, and adjusted to the recovery value through a provision set up in accordance with CVM Instruction 371/02.

Pursuant to Constitutive Reports 0144/2003 and 0232/2003 issued by ADENE (Agency for Development of the Northeast) on March 31, 2003, TIM Celular became a beneficiary of a fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable additional taxes, for a 10-year period from 2002 through 2011, calculated based on the income from operation of its installed capacity for digital mobile cell telephone services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non-reimbursable additional taxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the income from operation of its installed capacity for analogical mobile cell telephone services.

n.      Provision for contingencies

This provision is set up based on the opinion of the Companies´ internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

o.      Asset retirement obligations

The Company records provisions for asset retirement obligations and estimated costs brought to present value, which will be incurred on disassembly of towers and

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

equipment on leased sites. The counterpart of this provision is recognized as property, plant and equipment, and depreciation is calculated based on the useful lives of the corresponding assets. Interest incurred from updating the provision is booked as financial expenses.

p.      Revenue recognition

Revenue from mobile telephone services basically includes monthly subscriptions, the use of minutes, roaming charges and long distance calls. Revenue from cell telephone services is recognized based on the minutes of use, net of credits and adjustments related to discounts granted on services. Billing are recognized monthly, and the unbilled revenues between the date of the billing and the end of the month are identified, processed and recognized in the month in which the services were rendered. Revenues from services in the pre-paid system are recognized when the services are rendered to clients. Revenues and expenses related to the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, consumers or distributors.

q.      Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’  pension plan obligations and other post-employment benefits, according to the rules established by IBRACON NPC No. 26 and approved in CVM Resolution No. 371 .

r.        Transactions in foreign currency

Transactions in foreign currency are recognized at the exchange rate in force on the date of the transaction. Assets and liabilities in foreign currency are converted into Reais at the exchange rate in force on the date of the balance sheet, as disclosed by the Central Bank of Brasil. Exchange gains or losses are recognized to the statement of income when they occur.

s.       Employees profit-sharing

The Company and its subsidiaries monthly record a provision for employees´ profit-sharing, based on the relevant targets disclosed to its employees and approved by the Board of Directors. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

t.        Earnings per share

These amounts are calculated based on the number of outstanding shares at the balance sheet date.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

u.      Use of estimates

Estimates are used for measuring and recognizing certain assets and liabilities in the Company’s Quarterly Information. In determining these estimates, the Company considered past experiences and current events, premises related to future events and other objective and subjective factors. Significant items subject to estimates include: the choice of useful lives of property plant and equipment, intangible assets, the provision for doubtful accounts, the provision for losses on inventory, the analysis of the realizable value of property plant and equipment and intangible assets, deferred income and social contribution taxes, the rates and time frame for determining the adjustment to present value of certain assets and liabilities, the provision for contingences and actuarial liabilities, the measurement of the fair value of financial instruments, the considerations regarding recognition and measurement of development costs capitalized as intangible assets and the estimate for the disclosure of the sensitivity analysis data for derivative financial instruments, in accordance with CVM Instruction No. 475/08.

The settlement of transactions involving these estimates may result in amounts that  differ significantly from management estimates, decisions and assumptions.

v.      Adjustment to present value

In compliance with Law No. 11.638/07, the subsidiaries recognize that the assets and liabilities arising from long-term transactions and significant short-term transactions, if considered material to working capital and the quarterly information as a whole, are adjusted to present value. The present value discount is based on the basic interest rate prevailing in the Brazilian market (generally the Inter-bank Certificate of Deposit – (CDI).

5       Cash and Cash equivalents

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Cash and banks	353	5,188	52,284	84,086
Marketable securities
CDB	8,438	5,742	1,301,552	1,602,894
	8,791	10,930	1,353,836	1,686,980

Bank Deposit Certificates (CDBs), are nominative securities issued by banks and sold to the public in order to raise funding. CDBs are traded based on a gross annual interest rate and do not include taxes or inflation. Additionally, they may also be traded at any time within the terms agreed.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

6       Marketable securities

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2009

CDB	165	106	32,360	31,687
Federal Public Securities	338	333	338	333
Investment fund units	-	-	33	1,078
	503	439	32,731	33,098

Current portion	-	(2)	(15,289)	(16,457)
Long-term portion	503	437	17,442	16,641

The average return on TIM Participações’ consolidated investments was 100.90% of the CDI variation.

These investments are redeemable at any time, with no significant loss of recorded earnings, except in the case of long-term investments earmarked in connection with legal suits.

7       Trade accounts receivable

	Consolidated
	09/2010	06/2010

Billed services	1,025,910	941,238
Unbilled services	625,651	709,120
Network use	888,410	903,849
Sale of goods	786,064	730,801
Other accounts receivable	42,149	48,376
	3,368,184	3,333,384

Allowance for doubtful accounts	(649,014)	(653,815)
	2,719,170	2,679,569

Current portion	(2,690,308)	(2,649,504)
Long-term portion	28,862	30,065

The changes in the allowance for doubtful accounts can be summarized as follows:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Consolidated
	09/2010	06/2010
	(9 months)	(6 months)

Opening Balance	653,815	680,461

Provision set up	252,482	183,085
Provision written off	(257,283)	(209,731)

Closing Balance	649,014	653,815

8       Inventories

	Consolidated
	09/2010	06/2010

Cell phone sets	207,508	195,104
Accessories and pre-paid cards	9,254	12,928
TIM “chips”	20,770	26,519
	237,532	234,551

Provision for adjustment to realizable value	(14,823)	(6,610)
	222,709	227,941

9       Taxes and contributions recoverable

	Parent Company		Consolidated

	09/2010	06/2010	09/2010	06/2010

Income Tax	8,307	8,238	143,927	152,066
Social Contribution Tax	1	1	53,504	51,100
ICMS	-	-	663,982	644,500

PIS/COFINS	-	-	307,740	302,031
IRRF tax recoverable	313	281	11,517	10,204
Other	2	2	8,751	7,951
	8,623	8,522	1,189,421	1,167,852

Current portion	(317)	(286)	(894,204)	(898,433)
Long-term portion	8,306	8,236	295,217	269,419

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The long-term portion in the parent company figures basically refers to the income and social contribution taxes recoverable. Regarding the consolidated figures, this basically refers to ICMS on the subsidiaries´ acquisition of property, plant and equipment items.

The Company and TIM Celular have filed suits to challenge  the constitutionality of Law No. 9718/98 regarding the expansion of the basis for calculating PIS and COFINS contributions  on revenues other than those effectively arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to management, and based on case law precedents decided by the High Courts, the chance of a favorable sentence to the Companies is probable. The amounts involved are, respectively, R$18,826 and R$43,798, monetarily adjusted.

10     Deferred income and social contribution taxes

Below is the breakdown for deferred income and social contribution taxes:

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Income tax losses	8,400	8,105	1,695,873	1,711,795
Social contribution losses	3,088	2,982	610,707	616,438
Temporary Differences
Allowance for doubtful accounts	-	-	221,096	222,725
Derivative transactions - exchange rate variation	-	-	36,567	23,922
Provision for contingencies	1,364	1,349	57,468	71,297
Accelerated depreciation of TDMA equipment	-	-	12,742	14,250
Adjustment to present value -3G licensing	-	-	25,145	25,631
Monetary adjustment -ARO	-	-	22,416	21,086
Provision for employee profit sharing	-	-	10,932	9,181

Other	6,108	6,129	34,117	26,223
	18,960	18,565	2,727,063	2,742,548

Provision for devaluation of tax credits	(18,960)	(18,565)	(2,555,081)	(2,545,034)
	-	-	171,982	197,514

Current portion			(14,704)	(16,211)
Long-term portion			157,278	181,303

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

According to CVM Instruction No. 371/02, Art 2, II, based on the expectation of future taxable income generation, as foreseen by a technical study approved by management and reviewed by the fiscal council, TIM Celular recognized deferred tax assets on tax losses and temporary differences to which no statute of limitation applies.

Based on this technical report on the generation of future tax earnings, TIM Celular expects to recover such tax credits in the following periods:

2010	14,704
2011	51,379
2012	105,899
171,982

The estimates on the recovery of tax credits were based on the estimates on taxable earnings and take into account various financial and business assumptions considered at the end of the fiscal year of 2009. They include a horizon of 3 years of estimates and will be re-assessed at the end of 2010. Thus, such estimates may not come to be in the future, considering their inherent uncertainty.

11     Prepaid expenses

	Consolidated
	09/2010	06/2010

FISTEL Tax (*)	140,358	280,717
Subsidies on the sale of phone sets and mini modems	106,595	153,325
Rentals	11,870	11,121
Advertising not released	11,591	11,749
Financial charges on loans	1,498	1,750
Other	27,686	33,959
	299,598	492,621

Current portion	(284,330)	(476,752)
Long-term portion	15,268	15,869

(*) The FISTEL fee refers to the 2010 period and is being amortized monthly based on the respective generating factor.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

12     Escrow Deposits

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Civil	8,710	8,091	94.936	121,006
Labor	11,262	11,204	94.692	82,060
Tax (*)	8	8	158.245	131,433
	19,980	19,303	347,873	334,499

(*) In April 2008, Federal Law No. 11.652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (Empresa Brasil de Comunicação). It is the understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular and in March 2010 court deposits were made related to the contribution for 2010 in the amount of R$56,086. A provision for this court deposit was recorded at this same amount under the item “Indirect taxes and contributions payable,” under Long-Term Liabilities. The writ of mandamus is awaiting a decision from the lower court, and, in the opinion of the Company’s internal and external legal counsel, the risk of loss is possible.

13     Other assets

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Advances to suppliers	-	-	65,934	64,221
Advances to employees	-	-	12,124	13,903
Tax incentives	-	-	11,700	11,522
Other rights	458	230	11,816	6,006
	458	230	101,574	95,652

Current portion	(458)	(230)	(83,823)	(83,718)
Long-term portion	-	-	17,751	11,934

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

14     Investments

(a) Interest in subsidiaries:

	09/2010
	TIM Celular	Intelig	Total

Number of shares held	31,506,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	8,147,547	457,371

Income (Loss) for the period	307,004	(43,056)

Equity pickup	307,004	(43,056)	263,948

Investment amount	8,131,665	457,371	8,589,036
Special premium reserve (*)	15,881	-	15,881
Investment amount	8,147,546	457,371	8,604,917

	06/2010
	TIM Celular	Intelig	Total

Number of shares held	31,506,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	8,010,934	468,101

Net income (loss) in period	170,392	(32,326)

Equity pickup	170,392	(32,326)	138,066

Investment amount	7,995,053	468,101	8,463,154
Special premium reserve (*)	15,881	-	15,881
Investment amount	8,010,934	468,101	8,479,035

(*) The special premium reserve recorded by TIM Celular represents the parent company’s rights in future capitalizations. These tax benefits are connected with the goodwill paid in the privatization of Tele Celular Sul Participações S.A. (currently TIM Participações). This premium was recorded against the special premium reserve under “Shareholders’ Equity”. Based on the projected future income and the term of the concession, in the first two years amortization was at 4% per p.a., and the remainder was fully amortized in 2008.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

(b) Changes in investments in subsidiaries:

	TIM Celular	Intelig	Total

Investment as of December 31, 2009	7,840,542	500,427	8,340,969

Equity pickup	307,004	(43,056)	263,948

Investment as of September 30, 2010	8,147,546	457,371	8,604,917

15     Property, plant and equipment

		Consolidated
		09/2010			06/2010
	Annual Average Depreciation Rate %	Cost	Accumulated Depreciation	Net	Net

Switching/transmission equipment	8 to 14.29	9,582,586	(6,871,615)	2,710,971	2,778,035
Fiber optic cables	4 to 10	428,568	(263,965)	164,603	169,435
Loaned hand sets	50	1,308,287	(1,056,813)	251,474	286,116
Infrastructure	4 to 10	2,182,934	(1,204,020)	978,914	990,574
Leasehold improvements	20	127,629	(108,406)	19,223	20,953
Computer assets	20	1,199,354	(1,071,314)	128,040	139,195
General use assets	4 to 10	460,548	(243,969)	216,579	225,044
Assets and facilities in use		15,289,906	(10,820,102)	4,469,804	4,609,352

Land		38,138	-	38,138	38,130

Construction work in progress		555,881	-	555,881	489,083

		15,883,925	(10,820,102)	5,063,823	5,136,565

Construction work in progress basically refers to the construction of new transmission units (Base Transceiver Station or “ERB”) for network expansion.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

In the nine-month period ended September 30, 2010, the subsidiaries capitalized the amount of R$4,025 (R$2,429 on June 30, 2010) in property, plant and equipment accounts, referring to financial charges on loans used to finance their construction.

Operating technologies

The subsidiaries operate their service network using TDMA, GSM and 3G technologies. On September 30, 2010, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated.

16     Intangible assets

The authorizations for SMP operation rights and radio frequency licensing, as well as software, goodwill and other items, can be shown as follows:

		Consolidated
		09/2010			06/2010
	Annual average depreciation rate %	Cost	Accumulated Amortization	Net	Net

Software licenses	20	6,624,572	(4,651,170)	1,973,402	2,035,698
Concession licenses	5 to 20	4,542,242	(2,447,464)	2,094,778	2,176,798
Operation rights	5	172,118	(86,116)	86,002	88,394
Assets and facilities in progress	-	68,616	-	68,616	51,407
Goodwill (*)		18,009	(14,462)	3,547	3,547
Other assets	20	3,074	(2,890)	184	195
		11,428,631	(7,202,102)	4,226,529	4,356,039

(*) Goodwill was amortized up to December 2008.

Acquisition of authorizations ( 3G technology)

 In April 2008 TIM Celular signed the instruments of authorizations for use of radio frequencies in the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) standard and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. These authorizations are valid for 15 years and renewable for another equal period.

As a consequence of the purchase of these authorizations, the subsidiaries assumed coverage commitments to be met using the acquired frequencies (1.9GHz/2.1GHz) in several municipalities, including 460 municipalities with any other frequency and less than 30,000 inhabitants throughout the years of 2009 and 2010.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

17 ... Deferred charges

	Consolidated
	09/2010	06/2010

Pre-operating expenses
Third party services	228,665	228,665
Personnel Expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges, net	46,774	46,774
Other expenses	5,990	5,990
	423,351	423,351

Accumulated Amortization	(340,909)	(331,397)
	82,442	91,954

18.... Suppliers – Trade payable

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Local currency
Suppliers of materials and services	1,111	851	1,717,741	1,813,918
Interconnection (a)	-	-	200,944	204,646
Roaming (b)	-	-	150	148
Co-billing (c)	-	-	102,277	103,381
	1,111	851	2,021,112	2,122,093

Foreign currency
Suppliers of materials and services	-	-	32,322	50,464
Roaming (b)	-	-	54,236	69,058
	-	-	86,558	119,522
	1,111	851	2,107,670	2,241,615

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

(a) This refers to the use of the networks of other fixed and mobile cell telephone operators, with calls being initiated from TIM network and ending in the network of other operators.

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

19   Loans and financing
	Consolidated
	Guarantees	09/2010	06/2010
Local currency

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing is the subject matter of a swap transaction intended as a hedge, which changes its cost to 76.90% of the CDI daily rate.	Bank Guarantee	28,878	32,917

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity. This financing involves a swap transaction intended as a hedge, which changes the cost into between 75.75% and 69.80% of the CDI daily rate.	Bank guarantee and TIM Participações’ surety	42,137	46,387

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% bonus on charges, for payment upon maturity.	Bank guarantee and TIM Participações surety	59,678	62,451

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing involves a swap transaction for 90.85% of the Bank Deposit Certificate (CDI) daily rate.	TIM Participações´ surety, with service collection blocking in an amount equivalent to the loan´s outstanding balance	638,028	692,716

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): This financing bears an average interest rate of approximately 2.37% p.a. plus the TJLP (Long Term Interest Rate) disclosed by the Brazilian Central Bank, over 82.8% of the part of the “incentive” amount and bears an interest rate composed of the IPCA, plus the BNDES cost of obtaining the funding of 17.2% of the “non-incentive” amount.	TIM Participações surety, with service collection blocking in an amount equivalent to the loan´s outstanding balance	941,243	827,508

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): This financing bears an average interest rate of 4.5% p.a. This loan is part of the Investment Maintenance Program, or PSI.	TIM Participações surety and TIM Celular receivables	69,769

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.0% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this financing based on the TJLP involved a swap transaction for 81.80% of the daily CDI.	Bank guarantee	13,737	16,907

	Consolidated
	Guarantees	09/2010	06/2010
National Currency
BNDES (Banco Nacional de Desenvolvimento Econômico e Social): bears an average interest of 4.82% p.a., in addition to the TJLP as disclosed by the Brazilian Central Bank.	TIM Participações´ surety, with service collection blocking in an amount equivalent to the loan’s outstanding balance	440,380	428,968

Syndicated loan. The outstanding balance is updated by the variation of the CDI rate plus the respective applicable margin of 1.80% and 2.75% of the CDI. Note: Operation fully settled in August 2010	TIM Participações’ surety	-	592,390

CCB – Working Capital: Bank financing in local currency and contracted with Banco Santander to meet working capital requirements. Its cost is 110% of the daily CDI rate.	N.A.	210,076	204,210

Foreign Currency

BEI: The outstanding balance is updated by the LIBOR 6 m plus SPREAD. As this is a loan in foreign currency, it involves a swap transaction for hedging purposes, which covers 100% of the foreign exchange exposure, transforming the cost to 95.42% of the Interbank Deposit Certificates (CDI) daily rate.	Bank guarantee and TIM Participações’ surety	488,209	509,009

Resolution 2770 (Compror): Bank financing for payment of suppliers of goods and services. The foreign currency-linked funding was settled in July 2010, with the remaining local currency-linked funding costing 108% of the CDI daily rate.	N.A.	161,433	480,386
Banco BNP Paribas: Loan taken out in foreign currency and updated by LIBOR 6M+ Spread, for which 80% of the risk is guaranteed by the insurance company “SACE S.p.A”. Involves swap transactions for hedging purposes, and covers 100% of the foreign exchange exposure, transforming the cost to 95.01% of the Interbank Deposit Certificates (CDI) daily rate.	TIM Participações’ surety	247,292	259,570
Total		3,340,860	4,153,419

Current portion		(926,216)	(1,596,944)
Long-term portion		2,414,644	2,556,475

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The foreign currency loan that was taken out with Banco BNP Paribas, with a guarantee provided by the SACE group and CCB (Bank Credit Schedules) for Working Capital contracted with Banco ABN AMRO Real S.A., which is now called Banco Santander Brasil S.A., has the same restrictive clauses under which that company has to comply with  certain financial indices that are calculated on a half-yearly basis. The subsidiary company TIM Celular is in compliance with all the required financial indices.

The loan that TIM Celular S.A. has taken out from the BNDES (Brazilian National Bank for Economic and Social Development), for the purpose of expanding the mobile telephone network, also has restrictive clauses under which the company has to comply with certain financial indices that are calculated on a half-yearly basis. The subsidiary has been complying with all the required financial indices.

In August 2010, BNDES financing (Investment Maintenance Program – BNDES PSI) in the amount of R$92,000 was released. The resources are being used in the acquisition of machines and equipment for projects aimed at increasing network capacity. Since this financing is subsidized by BNDES, that is, it bears lower interest rates compared to those prevailing in the market (4.5% p.a.), this arrangement  fits within the scope of CPC 07 – Governmental Subsidies and Assistance. Thus, using the effective interest method defined in CPC 38 – Financial Instruments: Recognition and Measurement, the following points were considered: a comparison was carried out between i) the total amount of the debt based on the interest rates agreed and ii) the total amount of the debt based on interest used by the market (fair value). Based on this comparison, the subsidy granted by BNDES, adjusted to present value, totaled R$22,772. This amount is recorded in the group “Long-term Deferred Revenues - Governmental Subsidies,” and it will be deferred and recognized over the useful life of the asset being financed and recorded in “Other Subsidy Revenues.”

The Company’s subsidiaries entered into swap transactions as a hedge against any devaluation of the Brazilian currency (“Real”) vis-à-vis foreign currencies and changes in the fair value of their loans that were pegged to fixed interest rates and the TJLP (Long-Term interest Rate).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The long-term portions of loans and financing as of September 30, 2010 mature as follows:

Consolidated

2011	126,965
2012	622,761
2013	365,836
2014	215,852
2015 onwards	1,083,230
2,414,644

20.... Labor Obligations

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Payroll taxes	14	14	31,387	32,873
Vacation and bonuses payable	-	-	96,693	80,676
Employees’ withholding	59	11	4,317	3,762
	73	25	132,397	117,311

21.... Taxes, fees and contributions

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

IRPJ and CSLL	-	-	201,601	156,531
ICMS	-	-	422,842	415,280
COFINS	-	-	72,909	70,790
PIS	-	-	21,189	20,691
ANATEL (FISTEL, FUST/FUNTTEL etc.)	-	-	93,541	83,726
IRRF	39	37	2,561	2,635
ISS	14	14	34,016	31,902
Renewal of ANATEL license	-	-	10,439	8,148
PIS/COFINS	88	89	4,514	3,670
Other	24	25	5,254	7,312
	165	165	868,866	800,685

Current Portion	(165)	(165)	(671,103)	(601,989)
Long-Term Portion	-	-	197,763	198,696

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

22     Other liabilities

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Pre-paid services to be provided			157,686	132,378
Grouping of shares	20,347	20,347	20,347	20,347
Governmental Subsidies (**)	-	-	22,772	-
Other obligations	8,582	8,570	15,724	16,438
	28,929	28,917	216,529	169,163

Current Portion	(2,082)	(2,070)	(145,306)	(119,558)
Long-Term Portion	26,847	26,847	71,223	49,605

(*) On May 30, 2007, the Special Shareholders’ Meeting approved the reverse split of the total stock issued by the Company at the proportion of one thousand (1,000) existing shares for each new  share in the respective series. From July 1, 2007 to July 2, 2007, the shareholders adjusted their holdings into multiple lots of one thousand (1,000) shares, by type, through private negotiation on the over-the-counter market or on the São Paulo Stock Exchange, or BOVESPA, at their sole discretion.

On September 18, 2007, a total of 2,285,736 shares (1,185,651 common shares under the code TCSL3 and 1,100,085 preferred shares under the code TCSL4) were traded on the BOVESPA, corresponding to the fractions resulting from this reverse split. The amounts resulting from the sale are available to shareholders holding these portions since then.

(**) In August 2010, BNDES financing (Investment Maintenance Program – BNDES PSI) in the amount of R$92,000 was released. This arrangment fits within the scope of CPC 07 – Governmental Subsidies and Assistance. The subsidy granted by BNDES, adjusted at present value, totaled R$22,772, and it will be deferred and recognized over the useful life of the asset being financed and recorded in “Other Subsidy Revenues” (note 19).

23.... Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) which arise in the normal course of their business, and have set up provisions whenever management, based on the opinion of their legal advisors, concludes that there is a probable risk of loss.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The provision set up for contingencies is made up as follows:

	Parent Company		Consolidated
	09/2010	06/2010	09/2010	06/2010

Civil	-	5	52,206	81,190
Labor	4,012	3,964	43,112	43,520
Tax	-	-	55,258	59,485
Regulatory	-	-	18,448	25,501
	4,012	3,969	169,024	209,696

The changes in the provision for contingencies can be summed up as follows:

	12/2009	Additions, reversions settlement	Payments	Monetary Adjustment	09/2010

Civil	87,301	37,202	(64,605)	(7,692)	52,206
Labor	40,643	2,461	(177)	185	43,112
Tax	56,251	2,977	(5,222)	1,252	55,258
Regulatory	23,972	(4,527)	(1,704)	707	18,448
	208,167	38,113	(71,708)	(5,548)	169,024

Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This sort of assessment is always based upon the opinion of the lawyers who are hired to deal with such cases. These assessments are reviewed at periodic intervals, and therefore can be modified over the course of the proceedings, in light of new facts or events, such as changes in case law.

Consumer Lawsuits

The subsidiaries are parties to roughly 64,114 lawsuits (versus 61,697 as of June 30, 2010), which are mostly claims that have been filed by consumers. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, with highlight going to allegations of undue collection, contract cancellation, equipment defects and failures in terms of equipment delivery, as well as unjustified inclusion in credit report services.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Class Actions

There are two main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina/PE and Juazeiro/BA, due to the existence of “state border areas”; and (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of phone sets. Due to the fact that the referred lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provisions have been set up by management in relation to the above described contingencies.

Labor Contingencies

These refer both to claims filed by former employees, in relation to questions such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met with by the service provider companies that were contracted.

Labor Claims

Out of the total of 5,867 labor suits (5,192 as of June 30, 2010) filed against the Company and its subsidiaries, more than 79% relate to claims that involve service providers, with the great majority of these claims being concentrated in certain companies, which for the most part are located in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. As a result of the merger of HOLDCO into TIM Participações, that took place in December 2009, there are 37 labor claims involving TIM and Grupo Docas.

In relation to third-party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

Any assessment of the chances of loss regarding these actions and the contingent values is subject to revision at periodic intervals, taking into account the legal decisions reached during the course of the aforementioned processes, on account of regulatory changes or changes in Case Law Guidelines and Precedents issued by Superior Courts.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Adjustments in the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Company and its subsidiaries, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and evaluation of the existing risks.

Tax Contingencies

IR and CSLL

In 2005, TIM Celular was assessed by the State of Minas Gerais office of the Federal Revenue Secretariat for the sum of R$126,933, in connection with: (i) taxation of monetary variations on swap transactions and exchange variations on outstanding loans; (ii) a separate fine for failure to pay social contribution on net income on an estimated monthly basis for the year 2002 and part of 2001; (iii) failure to pay corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest overseas (IRRF – withholding income tax) – a voluntary disclosure that does not entail payment of arrears charges.

The subsidiary is currently challenging these assessments with the tax authorities.  Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, management had concluded that the probable loss to be incurred with these processes would come to a figure of R$32,750, and set up a provision in 2005 for this amount under the title “Provision for income and social contribution taxes”.

In September 2009, TIM Celular enrolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to enroll partially in the REFIS program in regard to these assessments and paid the sum of R$4,884 in relation to the installment corresponding to exclusions from net income before CSLL (Social Contributions on Net Income) and exchange variations. The amount of the provision that was set up under the title “Provision for Income and Social Contribution Taxes” in connection with CSLL was R$8,547, while the amount of R$3,663, which corresponds to the difference between the value that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary.

The subsidiary continues to challenge these assessments with the tax authorities. At present the total amount assessed comes to a figure of R$128,759, while the company has set up a provision for the sum of R$24,203, the amount considered as probable loss by the management of the Company.

In September 2003 TIM Celular was assessed by the State of Ceará office of the Federal Revenue Secretariat for the sum of R$12,721 in connection with: (i) the disallowance of R$8,402 worth of expenses that had been included in the assessment of IRPJ (corporate income tax) for the period from 1999 through 2001; (ii) differences of R$3,208 in relation to CSLL payments for the years from 1998 through 2001; (iii) differences of R$334 and R$777, respectively, in relation to the payment of PIS (Employees’ Profit Participation Program) and COFINS (Tax for Social Security Financing) for the years from 1998 through 2002. The company filed an appeal against this assessment at the administrative level but was unsuccessful. Based on the opinions both of the company’s own lawyers as well as of the law firms that provide it with legal advice, management had concluded that the risk of loss in this case was probable. In September 2009, the subsidiary enrolled in the REFIS program in regard to these cases and paid the sum of R$3,213, while the amount of R$9,508, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary (R$705 recorded under the title “Reversal of Contingency Provision” and R$8,803 under the title of “Provision for Income and Social Contribution Taxes”).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

In 2008, TIM Participações was assessed by the State of Rio de Janeiro office of the Federal Revenue Secretariat for the sum of R$3,227, in connection with the alleged non-homologation of the offset request regarding the negative balance in relation to 2003’s IRPJ. Based on the opinions both of the company’s own lawyers as well as of the law firms that provide it with legal advice, management concluded that the risk of loss in this case was probable. In September 2009, the company enrolled in the REFIS program, and paid the sum of R$1,702, while the amount of R$1,525, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary (recorded under the title of “Provision for Income and Social Contribution Taxes”).

In 2006, TIM Celular was assessed by the State of Rio de Janeiro office of the Federal Revenue Secretariat for the sum of R$825, in connection with the alleged non-homologation of various offset requests regarding negative balances in terms of IRPJ and CSLL for the year 1998 against debits in relation to COFINS, IRPJ and CSLL. Based on the opinions both of the company’s own lawyers as well as of law firms that provide it with legal advice, management concluded that the risk of loss in this case was probable. In September 2009, the subsidiary enrolled in the REFIS program, and paid the sum of R$340, while the amount of R$485, which corresponds to the difference between the amount that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary (recorded under the title of “Provision for Income and Social Contribution Taxes”).

ICMS

In April 2002, the subsidiary Intelig was assessed by the State of Rio de Janeiro’s Revenue Secretariat for the sum of R$149,460 in connection with (i) non-presentation of the credit control register of property, plant and equipment (locally Ciap) in accordance with the legislation; (ii) enforcement of the co-billing agreement in partnership with the operators for the purpose of optimizing its billing procedures, with failure to comply with the legislation’s additional obligations; (iii) failure to comply with the state legislation in connection with the accrual of ICMS (Goods and Services Tax) on the services provided from public telephones (TUP); (iv) the printing and issuing of invoices without the appropriate authorization (AIDF); and (v) non-payment of ICMS on import transactions based on an agreement or program signed with the State of Rio de Janeiro.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

August 2006 saw the publication of ICMS Convention No. 72/06, which authorized the states to reduce or waive interest, fines and monetary restatement in connection with the non-payment of ICMS arising from the provision of communication services. Therefore, based on the aforementioned convention, the subsidiary Intelig paid the sum of R$24,300 to settle its ICMS debits covered under the terms of the corresponding legislation.

Social Security (INSS)

In December 2005, the subsidiary Intelig was assessed by the Federal Revenue Secretariat for the sum of R$31,712, related to (i) withholding of 11% INSS on services provided by third parties; (ii) recording of the profit-sharing program outside the tax year; (iii) reversal of the provision for remuneration of delegated managers; (iv) difference between payment receipts and social security forms (GFIP) and (vi) lack of information in the GFIP. These assessments are being challenged at the administrative (cases i and iv) and judicial (cases ii, iii and v) levels, and based on the opinions both of the company’s own lawyers as well as of law firms that provide it with legal advice, the company’s management decided that the probable losses resulting from these proceedings would come to a figure of R$2,147, and thus set up a provision for this amount in September 2010.

Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the SMP (Personal Mobile Service) and STFC (Switched Fixed Telephone Service) regulations and the quality targets defined under the General Quality Targets Plan for SMP (PGMQ-SMP) and for STFC – ANATEL filed some Procedures for the Determination of Non-Compliance of Obligations – PADO, involving the subsidiaries.

The subsidiaries have made every effort and have presented the arguments required for avoiding sanctions. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial fine charged or lead to the definitive dismissal of the PADO, without any sanctions being applied.

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the management and the Company’s lawyers. No provisions have been set up for these contingencies, summarized as follows:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Consolidated
	09/2010	06/2010

Civil	295,675	257,297
Labor	214,462	151,690
Tax	1,951,649	1,804,978
Regulatory	104,210	64,033
	2,565,996	2,277,998

The main actions where the risk of loss is classified as possible are described below:

Civil

Class Actions

There are five class actions against subsidiaries where the risk of loss is regarded as possible and which deserve to be highlighted. The aforementioned actions can be summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the Company’s policy of exchanging defective phone sets, which is allegedly in disagreement with the manufacturer´s warranty terms; (ii) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal), questioning the quality of the services provided and the network in that state; and (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingú; (iv) a lawsuit against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in Balsas; and (v) a lawsuit filed against TIM Celular, challenging the long distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region.

Other Actions and Proceedings

TIM Celular, along with other telecommunications companies, is a defendant in lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering, as null and void, the contractual clause which deals with the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants.   The injunction was confirmed at the 1st Lower Federal Court. TIM appealed this decision by means of an RESP, with a partial ruling in its favor, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the Agency, to which GVT and VIVO are parties. In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010.

(A free translation of the original in Portuguese)

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ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The SDE ruled against the alleged practice of Price Squeeze and forwarded the process to CADE for judgment, also voting for the dismissal of the charge of uniform conduct ("cartel"). No decision has yet been handed down by the CADE.

TIM Celular is the defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. The aforementioned company provided TIM with outsourced labor in northern Brazil. Given TIM’s decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM’s defense was presented and the reply from Gloria Souza & Cia. is pending.

A judicial action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services). At the current time the process is in the expert examination phase.

A lawsuit has been brought against TIM Celular by the company (recharge distributor) INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA., with the 2nd Lower Court of the Judicial District of Florianópolis-State of Santa Catarina for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in credit reporting’ lists, as well as damages caused by contract termination. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of the Judicial District of Florianópolis-SC for the sum of R$3,957. TIM has made a declaration to the effect that the assets indicated by the execution debtor are insufficient to secure the execution. The case records have been stayed since January 2010 due to the fact that an Interlocutory Appeal has been filed.

There are 3 infraction notices that have been issued by the FUNDAÇÃO DE PROTEÇÃO E DEFESA DO CONSUMIDOR – PROCON-SP (FOUNDATION FOR THE PROTECTION AND DEFENSE OF THE CONSUMER). The infraction notices recorded under numbers 3,673/08 and 222/09 relate to fines imposed by PROCON-SP for the amount of R$3,192 based on failures to comply with the rules set out in Decree No. 6,523/08, which deals with Customer Service (SAC). For these cases TIM filed an administrative defense, but the fines were upheld at the administrative appellate level. For this reason, TIM filed a legal action, with the aim of cancelling the aforementioned fines, and is awaiting the final decision. The enforceability of the fines was suspended. Proceedings are still at the initial stage. Another infraction notice has been imposed by the aforementioned entity recorded under the number 1555D7, on the grounds that consumers were

(A free translation of the original in Portuguese)

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ITR – Quarterly Information                              Corporation Law

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01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

charged for, but did not receive their phone sets. A fine of R$3,192 was also imposed on the company for this incident. This case was being discussed at the administrative level, and bearing in mind that the decision by the entity was unfavorable to TIM, a suit can still be filed to suspend and annul the fine applied.  There is yet another infraction notice under number 5291D7, by which a fine of R$ 3,192 was applied, alleging that TIM failed to comply with State Law No. 13220/08 regarding  the “Do Not Disturb” list (banning telemarketing). The case is still being discussed at the administrative level, and TIM has already submitted its defense. So far, there has been no final administrative decision.

MCS was TIM’s largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003 and the contract ended in January 2010. The contract was terminated on account of disagreements between the parties in relation to the compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to lay the blame for its default and losses on TIM. It believes that its financial health has been negatively affected by the changes in TIM’s remuneration policy. Even before the contract had come to an end, MCS filed a lawsuit for termination of the contract and a claim for the payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to the competitor.

In March of 2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve (12) months, starting from January 2, 2010 (the date when the contract ended). The action for termination of the contract is still in progress.

Labor

Labor Claims

A significant percentage of the existing contingencies relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

Case records 01102-2006.024.03.00.0 refer to a public civil action filed by the Labor Public Prosecutor’s Office of the 3rd Region of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, where the first degree acting judge ruled the Labor Public Prosecutors’ Office claims as partially valid, recognizing the irregular outsourcing and the collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM filed a writ of mandamus to prevent the immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

(A free translation of the original in Portuguese)

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BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals´ decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to appeal was filed, which is awaiting judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed case number 1218-2009.007.10.00.8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office of filed an Ordinary Appeal in March/2010, which is awaiting the decision of the TRT (Regional Labor Court) of the 10th Region.

A group of processes have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees´ labor booklets. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company’s former employees have questioned this transaction, and in some cases have obtained favorable decisions.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any ties to Holdco or TIM Participações. It should be stressed that prior to being taken over by TIM Participações, Holdco belonged to the Docas group, of which Gazeta Mercantil is a part.

Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to an alleged irregularity in the payment of social security contributions in connection with the payment of the Employees’ Profit-Sharing Plan for the sum of R$2,388. The subsidiary filed its administrative defense, but on September 16, 2009 the decision was rendered which upheld the disputed notice. On October 5, 2009, an administrative appeal was filed, the judgment of which is still pending.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people’s activities; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Tax Claims

IR and CSLL

On October 30, 2006, TIM Celular received a tax assessment which initially amounted to R$331,171.  In March 2007, the Federal Revenue Secretariat in Recife, in the State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that the amounts in connection with Income and Social Contribution Taxes and a separate fine, which  totaled  R$73,027 (principal and separate fine), had been excluded from the assessment. Thus, the final amount assessed was R$258,144. The tax assessments which make up the aforementioned administrative proceeding include demands in connection with Income and Social Contribution Taxes, together with a separate unrelated fine, for various reasons. Most of those refer to the amortization of goodwill resulting from the privatization auction of the Telebrás System and the related tax deductions. Under Law No. 9.532/97, art. 7, the proceeds of premium amortization can be included in the taxable income of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with the said stake being acquired using goodwill based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned above did in fact lead to the segregation of part of the infractions contained in the assessment notice, which discussed the timing of the deductibility of the goodwill, in 159 specific federal tax offsetting proceedings which add up to a total amount of R$85,771. In September 2009 there was a decision that was partially favorable to TIM Celular in one of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, the total outstanding balance of which comes to a figure of R$76,778.

From May to July 2008, TIM Celular received 49 assessment notices of the same nature issued by the Federal Revenue in connection with Income and Social Contribution Taxes offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. The aforementioned assessments were all timely challenged by the subsidiary, and the subsidiary is now awaiting a decision at the administrative level.

In August 2010, TIM Celular received an infraction notice filed by the Federal Revenue  in the State of Pernambuco, in the amount of R$ 6,717, covering partial certification of the request for a declared offsetting proceeding involving negative corporate income tax (IRPJ). This notice was challenged in a timely manner by the subsidiary, which is now awaiting a decision at the administrative level.

(A free translation of the original in Portuguese)

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ITR – Quarterly Information                              Corporation Law

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01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Income tax withholding (IRRF)

In October 2005, TIM Celular received a Tax Execution notification for the sum of R$5,624, in connection with the alleged failure to remit IRRF on rentals, royalties and work done without any employment ties. This subsidiary has already filed appeals and intends to challenge the aforementioned assessment at higher courts.

In December 2006, the subsidiary Intelig was assessed by the Federal Revenue for an amount of R$ 49,652, arising from the alleged nonpayment of IRRF and CIDE taxes on  remittances to international interconnection providers. This assessment is being challenged, while the enforceability of the tax debit has been suspended, and is being discussed at the administrative level. Based on the final favorable decision of the court injunction, Intelig’s lawyers requested closure of the discussion at the administrative level, with the consequent cancellation of the infraction notices.

PIS and COFINS

In 2004, TIM Celular was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. The two assessment notices added up to a total amount of R$30,913. TIM Celular had filed a Writ of Mandamus against the broadening of the tax assessment basis established by Law No. 9718/98. A judicial decision favorable to the company was issued in March 2006 in relation to the aforementioned Writ of Mandamus, declaring Law No. 9718/98 to be unconstitutional, preventing the collection of PIS and COFINS on non-operating revenue.

The above-mentioned tax assessments, which challenged the levying of PIS and COFINS on exchange rate variations in April 2007, the requirement for payment of PIS on exchange rate variations was canceled, and in February 2009, the requirement for payment of COFINS in connection with exchange rate variation was reduced by R$23,339, leaving the amount of R$2,263 still under discussion.

In October, November and December 2009, TIM Celular received 194 tax assessments amounting to the sum of R$26,076 which involve the payment of COFINS in connection with the non-homologation of the request for offset for the fiscal years 2005, 2006 and 2007, related primarily to the import of services. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In May 2010, TIM Celular received 3 infraction notices filed by the Federal Revenue Secretariat in São Paulo, as amounting to R$ 50,026, involving : (i) failure to pay IRRF on income of residents abroad, remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on the payment of royalties on overseas remittances, in addition to remittances regarding international roaming; and (iii) reduction of fiscal losses (IRPJ/CSLL) in regard to the deduction of unproven expenses by way of technical services. These infractions were challenged in a timely manner by the subsidiary, which is now awaiting a decision at the administrative level.

(A free translation of the original in Portuguese)

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BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

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01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Parent Company, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative processes the amount that is now being disputed is R$41,416, (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a probable loss for the subsidiary.

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities in various Brazilian states in connection with the payment of ICMS regarding operating aspects of the company’s activity of provision of telecommunications services, as well as the commercialization of merchandise. Some grounds or reasons for tax assessments in connection with alleged failure to pay the tax, according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale; (ii) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register; (iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed; (iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared; (v) payment of tax outside the term established by the state legislation, among others. The aforementioned assessments are being challenged in a timely fashion at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$5,000, comes to a total of R$105,670.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro and Bahia, for allegedly defaulting on payment of the tax, as well as the additional contribution regarding the “Fundo de Combate à Pobreza e às Desigualdades Sociais” (Fund for Fighting Poverty and Social Inequalities) allegedly due on: (i) the provision of international roaming services; and (ii) the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative level and add up to a total sum of R$48,386.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Paraíba, Rio de Janeiro, Paraná and Bahia for the respective sums of R$5,511, R$38,274, R$ 8,476 and R$19,938, in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged by the subsidiary at the administrative level and add up to a total sum of R$72,199.

(A free translation of the original in Portuguese)

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BRAZILIAN SECURITIES COMMISSION (CVM)

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01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$286,010 and R$17,167, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection at the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$122,208 drawn up by the tax authorities of the States of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In January 2010, the subsidiary TIM Celular was assessed by the State of Sao Paulo’s tax authorities for the sum of R$5,255 in connection with the debit resulting from the reversal of ICMS credits on the shipment of goods to the Manaus Free Trade Zone. The aforementioned debit is being challenged at the judicial level.

On November 19, 2002, the subsidiary Intelig was assessed by the State of Minas Gerais’ tax authorities for the sum of R$8,564, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items and materials intended for utilization and consumption by the company. This assessment is being challenged at the judicial level.

In November 2005, the subsidiary Intelig was assessed by the State of Mato Grosso’s tax authorities for the sum of R$11,723, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items without the support of the respective Invoice and of the difference in the rate of ICMS. The aforementioned assessment is being challenged at the judicial level.

In December 2007 and December 2008, the subsidiary Intelig received two assessment notices from the State of Sao Paulo’s tax authorities for the amounts of R$4,714 and R$11,385, respectively, for allegedly having taken undue ICMS credit in the years 2002 and 2003 by means of the reversal of debits in connection with the cancellation of telecommunications services that were not actually provided. The assessment regarding the 2002 period was unsuccessful at the administrative level, leading to discussion of the debit at the judicial level. This assessment regarding the year 2003 is still under discussion at the administrative level.

In May 2010, TIM Celular received an infraction notice from the Paraná State Department of Finance in the amount of R$ 27,188, involving the failure to pay ICMS tax levied on the provision of telecommunications services (pre-paid model) – dispatch of telephone cards in calendar year 2005. This infraction notice is being challenged at the administrative level.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

In April 2010, the subsidiary TIM Celular was 03 infraction notices served by the State of Ceará tax authorities for the sum of R$17,558 referring to: (i) failure to pay ICMS ST, as the company failed to transfer to property, plant and equipment the goods acquired for the inventory in the light of the loan for use transaction and (ii) failure to pay ICMS arising from having issued tax documents containing prices below the cost of acquisition. The aforementioned assessments are being challenged in the administrative sphere.

ISS

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative service of plan cancellation; telephone directory assistance service, provision of data and information and network infrastructure sharing. This assessment is being challenged by the subsidiary at the administrative level.

FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the applicable legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge, and accordingly, management has taken the necessary measures to protect the interests of the subsidiary company. A writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL’s intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues between the years from 2001 to 2005, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total amount of R$194,726.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$38,563 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001, 2002 and 2003, respectively. The aforementioned assessments are being challenged at the administrative level.

FUNTTEL – Telecommunications Technological Development Fund

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$166,943, in connection with FUNTTEL amounts allegedly due on interconnection revenues for the years from 2001 to 2005, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$9,038 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

Regulatory proceedings

TIM Celular is authorized to provide SMP in all Brazilian states for an indefinite period, and to use the radio frequencies associated with SMP, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Terms of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

Through dispatches issued in July of 2010, ANATEL confirmed the Suspensive effect associated with the charge of 2% of interconnection revenue involving payment of the renewal of RF’s. There has been no impact on the Company’s provisions, since at no time did the Company believe there was a regulatory obligation associated with this payment.

In view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Terms of Authorization issued in accordance with the respective Acts, the Company received demands from ANATEL for payment of a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below. In the Company’s opinion these charges are improper.

State	Term of authorization	Expiration Date	Act	Amount
Paraná (except for the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	9/3/2022	57,551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	9/30/2023	5,520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14/2024	1,848 dated 4/13/2009	R$333,444
Ceará	089/2008/PVCP/SPV	11/28/2023	7,385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7,383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7,390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7,386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7,389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7,388 dated 11/27/2008	R$54,000

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The demand for payment of TFI is a result of Anatel’s understanding that Art. 9, III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company’s understanding this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, with the requirement for payment of the charge being suspended until the definitive ruling of the challenge from ANATEL.

According to the Terms of Authorization for the operation of Personal Mobile Service (SMP), the subsidiary companies undertook to implement coverage of SMP in stages in relation to their respective regions, within the scope of the areas they were awarded, and they have done this. Also in accordance with the aforementioned Terms of Authorization, the subsidiary companies are required to operate in accordance with the quality standards established by ANATEL and comply with the obligations determined by the regulations. If there is a failure to perform the obligations as set out under the Terms of Authorization, the subsidiaries are subject to the filing of PADOs (Proceedings for the Determination of Noncompliance of Obligations) and possible sanctions as a result.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators; and (ii) default on certain obligations assumed under the Terms of Authorization and relevant regulations.

The subsidiaries filed defenses and administrative appeals explaining that the reasons for default were due to several factors, most of them involuntary and not related to the companies’ activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of expected losses classified as probable, as expected by management.

24 Assets retirement obligations

The changes in the obligations deriving from assets retirement are set forth below:

	Consolidated
	09/ 2010	06/2010
	(9 months)	(6 months)

Opening balance	237,094	237,094

Additions recorded throughout the period, net of write-offs	10,346	7,951
Monetary adjustment in the period	11,731	7,820

Closing balance	259,171	252,865

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted at present value so as to reflect the best current estimate.

25.... Shareholders’ equity

a.      Capital

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 2,500,000,000 common or preferred shares.

The Shareholders’ Meeting held on April 2, 2009, approved a capital increase in the amount of R$18,761, through the issue of 1,573,828 common shares and 3,046,671 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the tax benefit produced by goodwill amortization and the Company’s partial spin-off. Minority shareholders were assured capitalization rights, based on the same conditions applicable to controlling shareholders, so that they could keep their minority interests. The subscription price was R$6.12 per common share and R$3.00 per preferred share.

Following the merger of HOLDCO (note 2), the Shareholders’ Meeting held on December 30, 2009, approved a capital increase of R$516,725, through issuance of 43,356,672 common shares and 83,931,352 preferred shares, with no par value, issued by the Company and subscribed on behalf of JVCO.

The subscribed and paid-in capital comprises shares with no par value, as follows:

	09/2010	06/2010

Number of common shares	843,281,477	843,281,477
Number of preferred shares	1,632,453,583	1,632,453,583
	2,475,735,060	2,475,735,060

b.      Capital reserves

Special premium reserve

This reserve resulted from the corporate restructuring process carried out in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders in proportion to their shareholdings by type and class upon the new issuance, and the amounts payable in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction No. 319/99.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

c.      Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock.  This reserve can be used only for capital increase or offsetting of accumulated losses.

Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects.

d.      Dividends

Dividends are calculated according to the By-laws and Brazilian company law.

As stipulated in its bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as a minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting, but are ensured the following preferences or advantages: (i) priority in the payment of capital at no premium and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained by dividing the subscribed capital stock by the total number of shares issued by the Company.

In order to comply with Law No. 10303/01, the Company’s bylaws were amended, including the first paragraph of article 10, which ensures the holders of preferred shares, every year, the right to receive dividends corresponding to 3% of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, as described in the preceding paragraph.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

In 2010, the preferred shares were granted full voting rights since dividends had not been paid for three consecutive years, in accordance with the first paragraph of article 111 of Law No. 6404/76.

Dividends unclaimed after three years revert to the Company. The Company recorded the reversion of expired dividends totaling R$ 8,345 directly to shareholders’ equity.

26.... Net operating revenue

	Consolidated
	09/2010	09/2009

Telecommunications service revenue – Mobile
Subscription	269,151	220,946
Use	6,164,000	5,618,746
Network use	2,743,700	3,035,927
Long distance	1,748,240	1,375,577
VAS – Additional services	1,599,267	1,408,547
Other	179,832	189,475
	12,704,190	11,849,218

Telecommunications service revenue – Fixed	922,976	58,163
Telecommunications service revenue – Mobile and Fixed	13,627,166	11,907,381

Goods sold	1,129,594	1,439,127
Gross operating revenue	14,756,760	13,346,508

Deductions from gross revenue
Taxes	(3,347,437)	(2,926,068)
Discounts given	(863,698)	(642,291)
Returns and other	(97,418)	(124,749)
	(4,308,553)	(3,693,108)

	10,448,207	9,653,400

27.... Cost of services provided and goods sold

	Consolidated
	09/2010	09/2009

Personnel	(46,613)	(52,415)
Third party services	(256,724)	(233,310)
Interconnection	(2,670,950)	(2,490,831)
Depreciation and amortization	(1,189,478)	(1,078,400)
Telecommunications inspection fund (FISTEL)	(6,631)	(7,891)
Rentals	(175,479)	(116,420)
Other	(32,714)	(21,397)
Cost of services provided	(4,378,589)	(4,000,664)

Cost of goods sold	(1,013,926)	(1,126,486)
Total cost of services provided and goods sold	(5,392,515)	(5,127,150)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

28.... Selling expenses

	Consolidated
	09/2010	09/2009

Personnel	(282,677)	(276,251)
Third parties’ services	(1,537,342)	(1,534,498)
Advertising and publicity expenses	(410,445)	(359,244)
Loss and allowance for doubtful accounts	(252,482)	(339,955)
Telecommunications inspection fund (FISTEL)	(570,673)	(453,761)
Depreciation and amortization	(249,486)	(250,884)
Other	(61,517)	(64,004)
	(3,364,622)	(3,278,597)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

29.... General and administrative expenses

	Parent Company		Consolidated
	09/2010	09/2009	09/2010	09/2009

Personnel	(1,180)	(1,108)	(108,019)	(112,169)
Third parties’ services	(2,083)	(4,897)	(306,788)	(271,089)
Depreciation and amortization	-	-	(314,674)	(378,879)
Other	(666)	(194)	(54,023)	(46,895)
	(3,929)	(6,199)	(783,504)	(809,032)

30.... Other operating revenues (expenses), net

	Parent Company		Consolidated
	09/2010	09/2009	09/2010	09/2009

Revenues
Fines on telecommunications services	-	-	21,056	27,011
Reversal of provision for contingencies	26	1,818	31,068	33,133
Disposal of property, plant and equipment	-	-	1,570	1,404
Other operating revenue	-	-	1,072	3,012
	26	1,818	54,766	64,560

Expenses
Amortization of concession	-	-	(253,237)	(244,108)

Taxes, fees and contributions	-	-	(8,089)	(15,393)
Provision for contingencies	(45)	(473)	(69,181)	(70,674)
Cost of property, plant and equipment disposed of	-	-	(10,875)	(13,621)
Other operating expenses	(4)	(34)	(7,419)	(7,493)
	(49)	(507)	(348,801)	(351,289)

Other operating revenue (expenses), net	(23)	1,311	(294,035)	(286,729)

31.... Financial revenue

	Parent Company		Consolidated
	09/2010	09/2009	09/2010	09/2009

Interest on financial investments	1,336	3,107	99,918	38,926
Interest received from clients	-	-	31,462	12,381
Monetary adjustment	470	486	28,700	31,205
Exchange variations	3	4	412,503	580,761
Other revenue	79	-	2,119	5,137
	1,888	3,597	574,702	668,410

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

32...... Financial expenses

	Parent Company		Consolidated
	09/2010	09/2009	09/2010	09/2009

Interest on loans and financing	-	-	(227,806)	(197,781)
Interest paid to suppliers	(3)	-	(12,959)	(3,674)
Interest on taxes and fees	-	-	(1,066)	(1,917)
Monetary adjustment	(7)	172	(16,623)	(1,661)
Discounts given	-	-	(13,221)	(8,015)
Exchange variations	(79)	-	(479,005)	(634,148)
Other expenses	(78)	(31)	(21,281)	(18,250)
	(167)	141	(771,961)	(865,446)

33...... Income and social contribution tax expenses

	Parent Company	Consolidated
	09/2009	09/2010	09/2009

Income tax for the period	-	(88,453)	(42,807)
Social contribution for the period	-	(32,633)	(15,475)
Tax incentive - ADENE	-	18,492	28,707
	-	(102,594)	(29,575)
Deferred income tax	-	(42,363)	(25,720)
Deferred social contribution	-	(15,250)	(9,260)
	-	(57,613)	(34,980)
Provision for income and social contribution tax contingencies	(1,702)	-	11,249
	(1,702)	(160,207)	(53,306)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	Consolidated
	09/2010	09/2009

Income / (loss) before income tax and social contribution	416,272	(45,144)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(141,532)	15,349

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	2,720	(62,441)
Provision for income and social contribution tax contingencies	-	11,249
Tax losses and recognized temporary differences	(57,613)	(34,980)
Permanent (additions)/exclusions	(3,877)	(5,147)
Tax incentive – ADENE	18,492	28,707
Difference in calculation of tax loss from previous years	21,332	-
Other amounts	271	(6,043)
	(18,675)	(68,655)
Income tax and social contribution charged to results for the period	(160,207)	(53,306)

34     Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	09/2010	06/2010

Telecom Personal Argentina (1)	2,339	2,242
Telecom Italia Sparkle (1)	13,787	13,818
Telecom Italia S.p.A. (2)	3,545	4,009
Other	971	965
Total	20,642	21,034

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Liabilities
	09/2010	06/2010

Telecom Italia S.p.A. (2)	18,116	15,308
Telecom Personal Argentina (1)	1,406	1,846
Telecom Italia Sparkle (1)	9,274	6,425
Other	2,043	2,300
Total	30,839	25,879

	Revenue
	09/2010	09/2009

Telecom Italia S.p.A. (2)	12,597	8,649
Telecom Personal Argentina (1)	4,441	3,259
Telecom Italia Sparkle (1)	21,847	7,338
Other	837	642
Total	39,722	19,888

	Cost/Expense
	09/2010	09/2009

Telecom Italia S.p.A. (2)	22,728	14,620
Telecom Italia Sparkle (1)	15,376	17,706
Telecom Personal Argentina (1)	6,725	4,722
Other	6,325	805
Total	51,154	37,853

(1)    These amounts refer to roaming, value-added services – (VAS) and assignment, of means.

(2)    These amounts refer to international roaming, technical post-sales assistance and value-added services – (VAS).

On April 27, 2010, the Shareholders’ Meeting of TIM Participações approved the renewal of the cooperation and support agreement with Telecom Italia S.p.A and TIM Celular, with intervention by the Company, effective between January 3, 2010 and January 2, 2011, in an amount of approximately R$20,700 .

Up to September 30, 2010, provisions amounting to R$14,823 (R$9,410 as of June 30, 2010) had been made, of which R$14,364 refer to property, plant and equipment (R$9,100 as of June 30, 2010) and R$459 refer to costs/expenses (R$258 as of September 30, 2009). The agreement is intended to add value to the Company by utilizing Telecom Italia’s experience in: (i) improving the effectiveness and efficiency of activities involved by adopting in-house solutions, and (ii) sharing systems, services, processes and best practices widely used in the Italian market, which can be easily customized to the Company’s requirements.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

35.... Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and interest risks involved. These transactions include by swap contracts, and accordingly, no exotic or any other kind of derivative instruments is involved.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with CVM Resolution No. 566, of December 17, 2008, which in turn approved CPC Technical Pronouncement No. 14 and CVM Instruction No. 475, of December 17, 2008.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

The exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would raise the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As of September 30, 2010, the subsidiaries’ financing indexed to foreign currency was fully covered by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to income of the Company and its subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market’s current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI).  In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as of September 30, 2010, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii) Credit risk inherent to provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in case they default on payment of their bills. As of September 30, 2010 and 2009, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent to the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As of September 30, 2010 and 2009, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from the difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

There is no concentration of available resources in connection with the work, services, concessions or rights mentioned above, which, if suddenly eliminated, could significantly impact the operations of the subsidiaries.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are as follows:

	09/2010			06/2010
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative transactions	29,782	137,331	(107,549)	89,274	159,632	(70,358)

Current portion	6,967	1,872	5,095	57,452	51,514	5,938
Noncurrent portion	22,815	135,459	(112,644)	31,822	108,118	(76,296)

As of September 30, 2010, the long-term, consolidated financial derivative instruments matured as follows:

	Assets	Liabilities
2011	1,007	155
2012	2,722	523
2013	721	-
2014	-	-
From 2015 on	18,365	134,781
	22,815	135,459

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future CDI interest rate disclosed in the market.  The fair values were estimated at a specific time, based on information available and on the Company’s own valuation methodologies.

The Company’s hedge policy against financial risk – Summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure.  The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries’ cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As of September 30, 2010 and June 30, 2010, no type of margin or guarantee applied to transactions with derivative instruments entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned risk analysis agencies, the shareholders’ equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as of September 30 and June 30, 2010:

		Currency	Reference Amount		Fair Value

	Object		(Notional)
			09/2010	06/2010	09/2010	06/2010

Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	40,162	46,113
Assets position					71,492	79,508
Passive position					(63,295)	(71,057)
Net balance					8,197	8,451

TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	254,446	278,227
Active position					253,010	274,288
Liabilities position					(252,340)	(275,419)
Net balance					670	(1,131)

USD exchange risk vs. CDI	Full protection against exchange variation risk of Res. 2770 Lines granted by the banks Santander, ABN AMRO and Unibanco, in addition to loans obtained from BNP Paribas and BEI	USD	840,940	961,195
Active position					698,596	857,454
Passive position					(815,013)	(955,890)
Net balance					(116,416)	(98,436)

JPY exchange risk vs. CDI	Full protection against exchange variation risk of Res. 2770 Lines granted by Banco Santander	JPY	-	146,836
Active position					-	206,203
Passive position					-	(185,445)
Net balance					-	20,758

TOTAL			1,135,548	1,432,371	(107,549)	(70,358)

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Swap of fixed interest vs. CDI

The subsidiary TIM Celular has debts contracted at fixed rats with Banco do Nordeste Brasil (BNB) and the BNDES. In order to protect itself against possible loss in the case of decline in the interest ratea, part of the financing contracted in 2004 and 2005 with BNB has been hedged. Said derivative instruments mature every month through April 2013 and protect approximately 56.09% of all the financing obtained from BNB by TIM Celular.

Based on BNB’s current reference rate of 10% p.a., the financing obtained by the subsidiary TIM Celular and the respective derivative instruments contracted as part of these financing transactions average 10.14% p.a. as a receivable item and 73.08 of the CDI as a payable item.. These derivative instruments were contracted from Santander and Itaú BBA S.A.

Swaps of TJLP vs. CDI

These derivative instrument transactions are intended to protect the subsidiary TIM Celular against possible loss due to increase in BNDES’s reference rate (TJLP) for financing contracted with this institution in 2005. Its payable portion is contracted at an average cost equivalent to 90.92% of the CDI. These transactions currently protect 13.50% of the total financing taken from BNDES. As of September 30, 2010, the subsidiary TIM Celular recorded a positive result from this transaction, having the following banks as partners: Santander and Itaú BBA S.A.

Swaps of Foreign Exchange vs. CDI

The derivative instruments of this type are intended to hedge the subsidiary TIM Celular against exchange risks arising from the foreign currency loan agreements with BNP Paribas and BEI.

The loan from BNP Paribas is hedged at an average cost of 95.01% of the CDI, and the loan from BEI is hedged at an average cost of 95.42% of the CDI.

On the receiving leg of the swap,  the contracted rate is equal to the same coupon of the drawn line.  In this case, the exchange variation on financing is fully offset by the variation on contracted swaps.

In addition, these swap contracts mature on the same date as the settlement of the debt, which will occur by the end of 2017.

These derivative instruments were contracted with Santander, Citibank, Morgan Stanley and BES.

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	09/2010	Probable Scenario	Possible Scenario	Remote Scenario

Fixed rate debt (partial amount)	71.492	71.492	69,640	67,900
Fair value of swap receivable	71,492	71,492	69,640	67,900
Fair value of swap payable	63,295	63,295	62,842	62,406
Swap net exposure	8,197	8,197	6,798	5,494

TJLP-indexed debt (partial amount)	253,010	253,010	245,715	238,179
Fair value of swap receivable	253,010	253,010	245,715	238,179
Fair value of swap payable	252,340	252,340	251,934	251,566
Swap net exposure	670	670	(6,219)	(13,387)

USD-indexed debt (Res. 2770, BNP Paribas and BEI)	698,595	698,595	894,392	1,098,084
Fair value of swap receivable	698,595	698,595	894,392	1,098,084
Fair value of swap payable	815,012	815,012	816,114	817,516
Swap net exposure	(116,417)	(116,417)	78,278	280,568

Because the subsidiaries own only financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedge instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges.  Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of September 30, 2010 basically rely on assumptions relating to variations of the market interest rate and TJLP, as well as variations of foreign currencies underlying the swap contracts.  These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries’ financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the foreign currencies used in swap transactions (USD and JPY), with the following percentages and quotations as a result:

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	10.61%	13.26%	15.92%
TJLP	6.00%	7.25%	9.00%
USD	1.7093	2.1366	2.5640

Gains and losses in the period

A descriptive table of gains (losses) on derivative instruments	09/2010

Fixed interest risk vs. CDI	1,516
TJLP risk vs. CDI	3,946
USD exchange risk vs. CDI	(77,378)
JPY exchange risk vs. CDI	11,138
Net gains	(60,778)

36     Pension plans and other post-employment benefits

	Parent Company
	09/2010	06/2010

Term of atypical contractual relationship (TRCA)	3,878	3,941
PAMA	715	715
	4,593	4,656

	Consolidated
	09/2010	06/2010

Term of atypical contractual relationship (TRCA)	3,878	3,941
PAMA	3,187	3,187
PAMEC/active participants´ policy	273	273
	7,338	7,401

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Supplementary Pension Plan

On August 7, 2006, the Company`s Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company and TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

As of August 2000, Intelig’s employees are eligible for a defined contribution benefit plan managed by HSBC Fundo de Pensão pension fund.  Despite being structured as a defined contribution benefit plan, the plan ensures a minimum benefit of three minimum salaries, which is a defined benefit for low-income beneficiaries.

Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company, as a result of the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension plan is granted, on the condition that retirement only occurs after a minimum service time of 30 years for men and 25 years for women.

As a result of the Telebrás spin-off in June 1998, the Company opted for extinguishing this supplementary pension plan. Accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan.  Most of the participants opted for payment in cash or enrollment in the PBT-SISTEL plan. The remainder, duly provided for, will be used to cover benefits due to the employees who have not made their option (4 employees as of September 30, 2010 and June 30, 2010).

SISTEL and TIMPREV

The Company and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, created in 2002 a defined contribution pension plan  meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, hereafter the Statutes of TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the govern-sponsored social security entity starts granting them:

•         Normal retirement pension

•         Early retirement pension

•         Disability pension

•         Deferred proportional benefit

•         Death pension

However, as not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a private, multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Besides, the amount of contributions will not be reduced for the future sponsor.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans - SPC, the Ministry of Social Security approved the transfer of the management of the benefits plans PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM Prev Nordeste (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The other plans - PAMA and PBS Assistidos – continue to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which from now on is called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

In the nine-month ended September 30, 2010, the contributions to the pension funds and other post-employment benefits totaled R$106 (R$136 in the same period of 2009).

37     Management’s Fees

The salaries and short-term benefits paid to the management of the Company and its subsidiaries in the nine-month period ended September 30, 2010, totaled R$3,689 (R$5,188 in the same period of 2009).

38     Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations.  Thus, as of September 30, 2010, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The management of the Company and its subsidiaries find the insurance coverage sufficient to cover eventual losses.  The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$ 17,571,966
General Third Party Liability - RCG	R$50,000
Cars (Executive and Operational Fleets)	100% FIPE Chart. R$1,000 for civil liability (Property Damages and Personal Injury) and R$100 for Pain and Suffering.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

39     Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2011	329,412
2012	341,929
2013	354,923
2014	368,410
2015	382,409
1,777,083

40     Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A (“Telco”). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Government Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For purposes of ANATEL’s requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica’s participation in Telco S.p.A. cannot characterize influence on the financial, operational and strategic decisions made by TIM’s Brazilian operations.  Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil, in force at September 30, 2010, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with applicable legislation.   As of September 30, 2010, the receivables and payables arising from these agreements amounted to R$122,126 and R$92,682 respectively (R$125,776 and R$91,545 as of June 30, 2010). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$957,563and R$646,820respectively (R$1,040,605and R$690,832as of September 30, 2009).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

41 Supplementary information (not audited)

For purposes of adequate comparison, we present below the pro forma statement of operations as if the merger discussed in note 2 had occurred on January 1, 2009. The pro forma financial statements were prepared on a combined basis, considering the balances of TIM Participações, its direct and indirect subsidiaries and Intelig, and eliminating intercompany balances whenever applicable.

This information is being presented only to allow further analyses deriving from the comparison of balances and transactions.  This information does not intend to represent what could have occurred if the companies were under common control nor does it represent the financial statements of a separate legal entity or is indicative of future results.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Unaudited Consolidated pro forma figures
09/2009

Gross operating revenue
Telecommunications services	12,620,928
Sale of goods	1,439,127
14,060,055
Deductions from gross revenue	(3,960,707)

Net operating revenue	10,099,348

Cost of services provided	(4,358,128)
Cost of goods sold	(1,126,486)
Gross profit	4,614,734

Operating income (expenses):
Selling expenses	(3,325,483)
General and administrative expenses	(881,394)
Other operating income	64,556
Other operating expenses	(361,680)
(4,504,001)

Operating income before financial income	110,733

Financial revenue (expenses):
Financial revenue	675,001
Financial expenses	(389,756)
285,245

Operating income	395,978

Provision for income and social contribution taxes	(53,306)

Net income for the period	342,672

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

The Company’s pro-forma result is primarily affected by virtue of the foreign exchange variation of the company acquired HOLDCO/Intelig (Note 2).

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

Report of Independent Accountants

on Limited Review

To the Board of Directors and Stockholders

TIM Participações S.A.

1          We have reviewed the accounting information included in the Quarterly Information (ITR) of TIM Participações S.A. and subsidiaries (parent company and consolidated) for the quarter ended September 30, 2010, comprising the balance sheets and the statements of operations, of changes in stockholders’ equity and of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2          Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3          Based on our limited review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of the Quarterly Information, consistent with the standards issued by the Brazilian Securities Commission (CVM).

4          As mentioned in Note 3, the CVM has approved several Pronouncements, Interpretations and Technical Guidance issued by the Brazilian Accounting Pronouncements Committee (CPC) to be effective as from 2010, which altered the accounting practices adopted in Brazil. As permitted by CVM Resolution No. 603/09, the Company’s management has opted to present its Quarterly Information by using the accounting standards adopted in Brazil until December 31, 2009. As required by said Resolution, Note 3 to the Quarterly Information discloses this fact and also provides a description of the main changes that may have an impact on the Company's year-end financial statements, as well as explanations of the reasons that make it impractical to present an estimate of their possible effects on stockholders' equity and the results of operations.

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE

BRAZILIAN SECURITIES COMMISSION (CVM)

ITR – Quarterly Information                              Corporation Law

COMMERCIAL, INDUSTRIAL & OTHER                            As of - 09/30/2010

01763-9 TIM PARTICIPAÇÕES S.A.                   02.558.115/0001-21

06.01 – NOTES TO THE QUARTERLY INFORMATION

5          The Quarterly Information mentioned in paragraph 1 above also includes comparative accounting information related to the results of operations and cash flows for the quarter and nine-month period ended September 30, 2009, obtained from the corresponding Quarterly Information for that quarter. The limited review of the Quarterly Information for the quarter and nine-month period ended September 30, 2009 was conducted by other independent accountants who issued an unqualified report thereon dated October 20, 2009.

Rio de Janeiro, October 29, 2010

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4 "S" RJ

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 29, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.